KENTUCKY STANDARD ENERGY COMPANY, INC.
Technical Report on the Coal Mining Project of Kentucky Standard Energy Company, Inc., the Campton Property in East Kentucky, USA

A Technical Report on the Coal Mining Property of Kentucky Standard Energy Company, Inc., the Campton Coal Property, Wolfe County, East Kentucky The Campton coal deposits are located in Wolfe County, eastern Kentucky, within the Central Appalachian Coal Basin of the east-central United States. The properties are located southeast of the state capital of Frankfort, Kentucky and are accessible via the interstate highway system and numerous secondary roads.

___________________________
Gary Ousley, P.E

This Technical Report is dated as of January 15, 2009, with an effective date of January 2, 2009

25.1.5.	Discounted Cash Flow Analysis	88
25.1.6.	Environmental and Regulatory	88
25.2	Market Review	89

ITEM 26: ILLUSTRATIONS

Figure 9-6:	Campton Quadrangle Map excerpt showing Campton Mine	58
Table 11-1:	Seam Thickness Summary	61
Table 13-1:	Drill Hole Summary	63
Table 18-1:	Run-of-Mine Grab Sample Assay Results	69
Figure 18-1:	Mercury levels of in-ground coal for selected U. S. coal-producing regions	70

APPENDICES

Item 3: SUMMARY

3.1. INTRODUCTION, TERMS OF REFERENCE

     Alchemy Engineering Associates, Inc., a professional mining and civil engineering services firm, and its President, Gary Ousley, P.E., were commissioned by Kentucky Standard Energy Company, Inc.. (KSEC or the Company) to conduct a mineral resource evaluation of the KSEC bituminous coal deposit and to prepare a Technical Report (Technical Report) in accordance with National Instrument 43-101 (NI 43-101) and the Canadian Institute of Mining’s Definition Standards on Mineral and Mineral Reserves (CIMDS), adopted December 11, 2005. KSEC is a subsidiary of Royal Standard Minerals, Inc., a Canadian Stock Exchange corporation. KSEC is a Commonwealth of Kentucky corporation, based in Heathsville, Virginia, USA, with a local Kentucky address of 11945 North Big Creek Road, Hatfield, Kentucky 41514, and was formed in June of 2008 for the express purpose of the acquisition of various coal-bearing property leaseholds. The subject leasehold of this report, which encompasses approximately 974 acres of property, is located in Wolfe County, Kentucky. This Project, to be known as the Campton Coal Project, was originally formed by an individual doing business as Pick and Shovel Mining Company, which had leased all the affected properties and obtained a Kentucky Mining Permit to allow surface mining of a portion of the leasehold.

3.2. PROPERTY LOCATION

The subject coal deposit (the Property) is located in the Commonwealth of Kentucky, which lies in the east-central portion of the United States of America (U.S.) (Figure 3-1). The Properties are located within the Eastern Kentucky Coal Field, which forms part of the Central Appalachian Coal Basin, (Figure 9-2), covering 32 counties comprising the entire eastern portion of the State of Kentucky, including Wolfe County (Figure 9.1) . The Eastern Kentucky Coal Field represents one of the primary coal producing regions in the U.S., with extensive, economic bituminous coal deposits (high volatile C bituminous hvCb, primarily) which have long produced coal for domestic thermal (utility) coal markets. According to The Energy Information Administration 2007 statistics, the Eastern Kentucky Coal Fields produced 86.8 million tons of coal in 2007, while 28.2 million tons were produced from the Western Kentucky Coal Fields. In 2007, Kentucky was ranked as the number three coal-producing state in the U.S., producing 115.0 million tons from the combined eastern and western fields within the state.1

Figure 3-1: Key Map; Kentucky State

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1 EIA, US Coal Supply and Demand, 2007 review, 13pp; http://www.eia.doc.gov/coal/page/special/features.html

Figure 3-2: Counties and Quadrangle of Kentucky 2

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2  Coal and Coal-Bearing Rocks of Eastern Kentucky; Kentucky Geological Survey, 1981, pp169, Figure 54,p.132

Figure 3-3 Wolfe County, Kentucky 3

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3Wolfe County Road Map & Project Location

Figure 3.4:  Oblique View, Campton Mine, Kentucky

3.3. MINERAL PROPERTY CONTROL

     The KSEC mining rights consist of the right to mine and sell coal from the Campton Coal Project, and receive all income generated therefrom, less applicable production, development, transportation, royalty, and taxes, from leased properties containing coal reserves, located in Wolfe County, Kentucky. KSEC acquired the mining rights interest through purchase of the leaseholds and associated permits from Jacqueline Stacy, an individual doing business as Pick and Shovel Mining (Table 3-1). The Property evaluated in this report is referred to henceforth by the moniker “Campton Coal Project”, or “CCP”. The mining rights acquired by KSEC, for a $250,000 cash up-front and future royalty interests consideration, are to an approximate 974 acre mineral property, which includes an approved Kentucky Mining Permit, I.D. No. 919-0066. The mining rights are contained in an Agreement dated September 12th, 2008, between the Company and Pick and Shovel Mining. The Agreement does not include any transfer of ownership of the lands or mineral rights appurtenant thereto.

3.4. PROPERTY DESCRIPTIONS AND OPERATIONS

     Within Wolfe County, KSEC holds mining interests from seven properties, containing six coal seams capable of production, namely, in order from the bottom sequence to the top: 1) Vires, 2) Grassy, 3) Cannel City, 4) Whitesburg, 5) Fire Clay and 6) Fire Clay Rider, hereinafter known as the Seams. The Seams range in thickness from 12 inches up to nearly 30 inches within the leasehold boundary. These are surface-minable coals, with no standard room and pillar or long-wall section method deep-mineable coal present, as known to date. The Campton mine is made up of seven (7) separately owned land parcels having coal mining rights by all methods, appurtenant thereto, aggregating 974 acres. Of the 974 acres, 272.19 acres are permitted for surface mining as of the Report date. Actual coal production has not been effected to date, with the surface currently being prepared for mining activities. The mine plan will employ the contour (and, potentially auger or thin-seam extraction) and area (or mountain-top removal) mining techniques, used commonly throughout Kentucky and the U.S. and Canada. Preparations to begin coal production operations upon the permitted property were commenced in October, 2008, with production scheduled to begin in the Spring of 2009.

Table 3-1: Summary of KSEC Properties

Locations	Original Owner or Lessor	Area (Acres)	Mining Types	Kentucky Seam(s)	Kentucky County	Royalty Rate
Campton, Kentucky.	David Rudd	280 +/-	C/Area	All Seams	Wolfe	6% F.O.B. Pit
Campton Kentucky	Kevin and Tara Patton	85 +/-	C/Area	All Seams	Wolfe	6% F.O.B. Pit
Campton Kentucky	Earl Patton	150 +/-	C/Area	All Seams	Wolfe	6% F.O.B. Pit
Campton Kentucky	William and Maggie Hutton	90 +/-	C/Area	All Seams	Wolfe	6% F.O.B.Pit
Campton Kentucky	Elizabeth & Taylor Caldwell	109 +/-	C/Area	All Seams	Wolfe	6% F.O.B.Pit
Campton Kentucky	Pauline Caldwell	110 +/-	C/Area	All Seams	Wolfe	6% F.O.B.Pit
Campton Kentucky	Wick & Phyllis Clemons	150 +/-	C/Area	All Seams	Wolfe	6% F.O.B.Pit

C/Area=Contour & Auger/ Area or Mountain-top Removal; F.O.B.= Freight on Board sales prices, with deductions for freight & sales commissions

     The Properties are located within Wolfe County, approximately 5 miles south east of the Wolfe County Seat of Campton, itself located approximately 75 miles south east of Lexington, Kentucky. For the purposes of this Technical Report, the assembly of properties is called the Campton Coal Mine. Site preparation at the Campton Coal Mine commenced in October, 2008. Activities in preparation of mining completed to date include permit bonding (two increments) and attendant permit issuance, access road construction, access road certification, sediment structure construction, site clearing and grubbing, coal seam prospecting (outcrop exposures), seam sampling and testing, and preliminary benching and drilling. KSEC is currently projected to perform the actual mining, although contract miners are being contacted to assist in coal production activities. The coal is currently projected to be directly shipped, without washing, by truck, for sale to the "spot" market. Thoroughbred Coal Sales, of Lexington, Kentucky, has expressed a strong interest in marketing the coal. The coal will be delivered to a river loading dock, most likely located on the Big Sandy River at Catlettsburg, Ky., approximately 100 miles distant northeast on the border between Kentucky and West Virginia. KSEC expects to commence actual coal production on the Properties in the Spring of 2009.

     Two of the seams, the Vires and the Grassy, lie at the bottom of the geologic sequence, and are proposed to be mined using a limited –depth side-hill cut (contour mining) method. In this mining method, a triangular notch is carved out of the rock material overlying the coal seam, exposing the coal in a “pit”. An exposed rock face, or highwall (or hanging wall, in industrial mineral recovery terminology), remains. The initial rock material, or spoil, is stored in an approved spoil disposal area, with successive cuts of overburden material subsequently stored in previously exposed pit areas. The generated spoil material is used for reclamation of the highwall, effectively eliminating it, and returning the area to its approximate original contour setting.

     Approximately 220,000 tons of the Vires and Grassy coal seams are expected to be recovered using this mining method, with approximately 10% of the tonnage coming from the Vires, and the remainder from the Grassy, due to geologic conditions. It should be noted that the permit is being revised to allow for additional resource recovery using underground mining methods. The methods being proposed will include the augering and/or thin-seam mining methods. These methods, if utilized, will recover resource which is considered not feasible to recover using overburden stripping methods. Control of ash content of the mined product may be difficult, when using thin-seam or auger mining methods, and coal preparation (washing) of the auger-recovered coal may be required to fit market quality specifications.

Area Mining, or Mountain-top Removal Illustration

     The remaining seams include the Cannel City, Whitesburg, Fireclay and Fireclay Rider coals. As these seams lie in relatively close vertical proximity to each other, and are near the top of the mining sequence and hilltops, the projected mining method to be used to recover these seams is the area mining method, wherein the entire body of the coal bed is exposed for recovery, i.e., mountain top removal, is accomplished. All overburden material is removed in successive vertical cuts, to expose the underlying coal bed(s) for removal. Using an 80% recovery factor, approximately 700,000 tons of coal is projected to be mined using this mining method.

3.5. REGIONAL GEOLOGICAL SETTING, DEPOSIT TYPES AND MINERALIZATION

     In Eastern Kentucky, rocks of the Pennsylvanian System (Carboniferous Era) are part of the Appalachian Coal Basin and crop out in an area of about 27,000 km2 (10,000 sq. miles)(Figure 9-1). The Pennsylvanian is a wedge of strata composed largely of sandstone, siltstone, shale and coal; it is as much as 1,400 meters (4,600 feet) thick along the Kentucky- Virginia border, but thins to the northwest. The primary coal-bearing formations of these properties are Middle Pennsylvanian, of the Carboniferous Era and are contained within the Breathitt Formation, which includes from the base of the Manchester Coal bed up to the base of the Bush Creek Limestone Member, lying over the Princess #9 coal bed. The mineable seam thickness for underground coal horizons in these formations ranges from 24 inches to 7.0 feet for underground reserves and from 0.5 foot to 20.0 feet for surface reserves. Regionally, the strata are more nearly horizontal, dipping gently southeasterly with a general strike of northeast-southwest. Stratigraphic correlations of coal seams within Eastern Kentucky have presented ongoing difficulties, and local names are used for representative areas.

3.6. EXPLORATION, DRILLING, SAMPLING, ANALYSIS AND DATA VERIFICATION

     To date, only outcrop exploration has been conducted by KSEC to assess the resources of the Properties. Assessment of resources at the Campton Mine area has been performed under the supervision of G. Ousley, acting on behalf of Pick and Shovel Mining, the original Project owner. This assessment has been based upon review of mining records of several small mining operations conducted on the peripheries of the Property, general coals seam information developed by the Kentucky Geological Survey, a Division of the Kentucky Department of Mines and Minerals, and cored holes drilled for Pick and Shove Mining. The Author is recommending additional cored holes be drilled on the Campton Coal Mine property at selected locations, to verify stratigraphy of the Seams and surrounding bedrock. Collection, sampling, and analysis of the coal recovered from the drill cores and from current mine production outcroppings was supervised by Mr. G. Ousley for Pick and Shovel Mining, and by Roland Larsen, P.G., for KSEC. New grab sampling of outcrop exposures at the mine property was performed by R. Larsen in October/November, 2008 for independent comparison. These samples are believed to be indicative of the quality of coals to be extracted from the Property.

     Three (3) exploration core holes with accompanying coal quality analyses were drilled on the Properties, under the supervision of G. Ousley. G. Ousley has reviewed all drill hole and coal quality information. G. Ousley has also reviewed and photographed all the cored material available from the Pick and Shovel Mining exploration program.

     During the course of his evaluation of the Seams, G. Ousley examined all available data for the property and, where data appeared to be anomalous or not representative, the data was excluded from the digital databases and subsequent processing or the data was qualified with labels if presented on a map

3.7. COAL RESOURCES AND RESERVES

     The Technical Report provides an evaluation of the mineral resources and mineral reserves of the Campton Coal Properties as of January 2, 20009, made in accordance with the requirements set forth in 1) NI 43-101 Rules and Policies 4,5 2) CIMDS 6, and 3) the United States Securities and Exchange Commission (SEC) Industry Guide 7 7. The resource and reserve calculations were made by Alchemy Engineering, under the direction of Gary Ousley, President of Alchemy Engineering Associates, Inc., for Pick and Shovel Mining and, subsequently, for KSEC. Included in the development of this mineral resource and mineral reserve determination were: coordination, assembly, and analysis of all pertinent coal resource data into a digital database and accompanying digital map system; the mapping of coal resources; estimation and classification of mineral reserves and mineral resources; review and compilation of coal quality data; review and assessment of the economics associated with the planned mineral development and production. The preparation of this Technical Report is made in accordance with NI 43101 standards.

Mineral resources and mineral reserves are herein reported exclusively of each other, in accordance with NI 43-101 and the CIMDS. Also, as provided for in the NI 43-101 Section 7.1 , KSEC, which is a joint venture of a Canadian issuer which holds a production interest in a mineral property located in a foreign jurisdiction (Kentucky, U.S.A.), has made this disclosure and filed this Technical Report utilizing the proven and probable reserves and measured, indicated, and inferred resource reliability categories of the U.S. SEC Industry Guide 7, and moreover has provided the required reconciliation to the categories in NI 43-101 Sections 1.2 and 1.3 and has classified and reported the coal tons using the CIMDS definitions. Imperial units of measurement are used herein and currency is expressed in US dollars, as such is the prevalent use in the United States.

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4  www.bcsc.gov.ca/uploadedFiles/NI43-101.pdf
5  www.bcsc.gov.ca/uploadedFiles/43-101CP.pdf
6  http:/geopub.nrcan.gc.ca/link_e_php
7  www.sec.gov/about/forms/industryguides.pdf

     The evaluation of relevant processing, economic, marketing, legal, environmental, socio-economic, and regulatory factors for the subject mineral reserves was based on the business plan prepared by KSEC as of January 2, 2009 (the "Plan"). Upon instruction, the Authors do not confirm the title of the Properties. The Authors examined the Plan and the underlying assumptions to assess the reasonableness of the projections and estimates of capitalization, revenue, and cost. In its examination, the Authors reviewed mining methods and preliminary configurations of the surface mine contemplated in the Plan, as well as market assumptions, production and processing costs, transportation issues, royalty obligations, regulatory constraints, and related factors.

     Using requirements and guidelines set forth by the CIMDS and recognizing the U.S. SEC Industry Guide 7, as set out in Table 3-2, KSEC has leased a total permitted resource of 1,150,800 in-situ coal tons measured and indicated, of which none (0) are measured and 1,150,800 tons are indicated. After the application of all mining factors and taking into consideration all relevant processing, economic, marketing, legal, environmental, socio-economic and regulatory factors, the Properties contain 5,683,000 tons of in-situ coal resource as set out in Table 3-3. Of the total mineral reserves, zero tons are proven reserves and 1,150,800 tons are probable reserves and 4,482,200 tons are inferred resource. 1,150,800 tons are surface-mineable reserves, as known at present time. Of the total mineral resource, 1,150,800 tons are currently permitted for mining by the appropriate Federal and State regulatory authorities having the responsibility for oversight of mining operations in the U.S. and in Kentucky. The remaining resource is the subject of pending permit applications made in the name of KSEC for portions of the 972 acres covering the mining rights property leasehold held by KSEC.

     As suggested in the CIMDS, mineral resources and mineral reserves are herein reported exclusively. The measured, indicated, and inferred mineral in-situ ‘Resources’ are exclusive to the proven and probable (demonstrated) recoverable, as-received basis ‘Reserve’. The resource tables (shown in orange) are always presented in the Technical Report separately and exclusively of the reserve tables (shown in blue).

Table 3-2: Summary of Resources (Tons)

Area	Type	Permitting Status	Total Resources (In-Situ)
			Measured	Indicated	Total	Inferred
Wolfe County Campton Coal Properties*	Surface	Permitted	0	1,150,800	1,150,800	0
Wolfe County Campton Coal Properties	Surface/Auger	Permits Pending**	0	0	0	4,482,200
Totals	Surface/Auger		0	1,150,800	1,150,800	4,482,200

**Permit pending: submitted to State and permit number assigned for new permit amended areas use existing issued permit number with suffix

Table 3-3: Summary of Reserves (Tons)

SEAM NAME	MINE TYPE	PERMIT STATUS	TOTAL RESERVES (Moist Recoverable basis)
			Assigned		Unassigned		Total
			Proven	Probable	Proven	Probable
Fireclay&Rider	Surface	Issued	0	345,600	0	0	345,600
Whitesburg	Surface	Issued	0	263,800	0	0	263,800
Cannel City	Surface	Issued	0	267,840	0	0	267,840
Grassy	Surface	Issued	0	256,320	0	0	256,320
Vires	Surface	Issued	0	17,200	0	0	17,200

3.8. QUALIFIED PERSONS

     Qualified persons for this Technical Report are Mr. Gary Ousley, P.E., President, Alchemy Engineering Associates, Inc. Mr. Ousley visits the site on a regular basis in his capacity as an engineering consultant to KSEC.

     The Qualified Person, Gary Ousley, P.E., is responsible for direct supervision of this Technical Report. Mr. Ousley graduated with a Bachelor of Science in Mining Engineering from the University of Kentucky in 1979, and is licensed as a professional engineer in Kentucky and West Virginia. He has been employed with Alchemy Engineering Associates, Inc. since 1986, working and managing coal mining projects throughout the U.S.

CONCLUSIONS AND RECOMMENDATIONS

The Author concludes the following:

1           The Campton Coal Properties contain an estimated 1,150,800 tons of measured and indicated coal resources, (permitted tons in-situ basis).

2           KSEC has the right to receive net profits from the mining and sale of an estimated mineral reserve of 920,000 tons of (probable) coal on a moist, recoverable basis, exclusive of the coal resources, with the mining recovery based on an 80% recovery rate of coal in-place. This estimate is in accordance with the requirements set forth by the NI 43-101, CIMDS, and U.S. SEC Industry Guide 7.

3           Sufficient exploration and drilling has been completed over the properties to establish the demonstrated reserves.

4           Using the Plan and independent estimates prepared by the Author, Gary Ousley, the stated mineral reserves are determined to be economic under reasonable assumptions for capitalization, revenue, and cost.

5           It is the Author’s recommendation that a further stage of exploration be conducted to supplement available quality data in order to verify the thickness’ and qualities of the Seams and surrounding bedrock conditions at the existing permitted area, and proposed permit areas adjacent within the leasehold, which would also facilitate confirmation of the reserve in those areas.

6           The life-of-mine business plan prepared by KSEC represents a reasonable approach to the development of the properties. KSEC management possesses the skills required to advance the development of the Property in accordance with this Technical Report and the Plan.

7.          As the Owner, KSEC holds a permit for mining a portion of the Leasehold and the Seams within the permitted area. The Authors recommend that KSEC work with its engineering consultant, Alchemy Engineering Associates, to plan additional exploration and obtain permits necessary to confirm the indicated reserves exist, and to allow extraction of proven existing reserves lying within its property boundaries at the most rapid possible rate. KSEC should focus its attention and a reasonable portion of its profits derived from the mining of the Property on the active acquisition of other properties of merit to further enhance KSEC’s business position.

Table 3-4: Estimate of Proposed Drilling Exploration Budget for Life of Campton Mine (LOM)

Property	No. of Holes	Length (ft)	Drilling Costs	Geophysical Logging	Coal Quality	Other Exploration Costs	Total Cost
Leasehold	15	300/ea.	$120,000	$20,000	$10,000	$25,000	$175,000
Grand Totals	15	4500	$120,000	$20,000	$10,000	$25,000	$175,000

3.10. ECONOMIC EVALUATION

     The mine plan developed by KSEC and its financial projections for the current mine development have been reviewed by the Author, which data permits projection of the revenue stream, operating costs and capital expenditures for a three-year project of mining of the Permitted reserves controlled by KSEC. Cash flow from coal sales payable to KSEC under a tentative contractural arrangement with Thoroughbred Coal Sales, generated over a three year period of the project, was discounted at several interest rates to determine a range of project net present value. Sensitivity of project economics was tested by separately varying coal sales price, operating cost and capital expenditures.

     Cash flow becomes positive in 2009 (reflecting sales from coal mined through December, 2009), and is projected to continue positive through the three year projection.

Table 3-5: Net Present Value for Discounted Rates Between 5 & 15%

Discount Rate (%)	NPV ($)
5.0	3,530,891
8.0	3,254,512
10.0	3,084,515
15.0	2,702,974
IRR (2009 – 2011)	119.5%

Table 3-6: Cash Flow Summary: Royalty Income ($US – Before Taxes)

THREE YEAR PROJECTION

	2009	2010	2011
Production, tons	90,000	120,000	120,000
Gross Income	$5,400,000	$7,200,000	$7,200,000
Capital Expenditures	$4,592,600	$5,069,350	5,069,350
Cash Flow Net	$807,400	$2,130,650	$2,130,650

Item 4: INTRODUCTION AND TERMS OF REFERENCE

4.1. INTRODUCTION

     KSEC acquired the leasehold and active permit from Pick and Shovel Mining per the Purchase Agreement dated September 12, 2008. The Properties’ lease allows extraction of any and all coal mineral using any mining methods available, with an indefinite term limit, so long as active operations are planned or have commenced upon the various properties.

     The Properties, fee-owned tracts owned by various private owners, are located in the Eastern Kentucky Coal Field of the Central Appalachian Coal Basin in the east-central U.S. (see Figures 6-1 and 9.1) . The Eastern Kentucky Coal Field region produces a large volume of high-quality bituminous coal for domestic and international thermal markets from a combination of surface and underground mining methods. Coal has a rich heritage in Kentucky and has contributed significantly to the progress and wellbeing of Kentuckians since it was first commercially mined in 1820. The first commercial mine in Kentucky was known as the McLean Drift Bank near the Green River and town of Paradise in Muhlenberg County.8 Kentucky’s coal industry currently has approximately 442 operating mines, of which the majority are located in Eastern Kentucky.9 Kentucky exports 73 percent of its coal to 23 states and four foreign countries.10 The Kentucky coal industry directly employs over 15,000 miners with average earnings of $51,000 per year and three indirect jobs are created for each miner.11 The Kentucky coal industry paid over $183.94 million in coal severance taxes during fiscal year (FY) 2004-05 and generated total state tax revenues of about $528.3 million.12 In FY 2004-05, coal mining in Kentucky was a $4.13 -billion industry, which brought into Kentucky receipts totaling about $3.25 billion from approximately 23 states and four countries. The Kentucky coal industry created economic activity throughout Kentucky, totaling $8.97 billion and pays millions of dollars to state and local governments in taxes and contributions.13

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8History of Kentucky Coal;http://coaleducation.org/Ky_Coal_Facts/history of coal.htm
9Energy Information Administration, Annual Coal Report 2006
10Kentucky Coal Facts, Kentucky Office of Energy Policy
11 ibid
12 ibid
13 Kentucky Office of Energy Policy

Total coal production in Eastern Kentucky was 86.8 million tons in 2007.14

     The Campton Coal Property contains mineable quantities of high-quality bituminous (high volatile A to C) coal suitable for domestic and international stream coal markets. Acquisition of the leasehold, mining rights and active permit is the first coal-mining venture by KSEC.

4.2. TERMS OF REFERENCE

     KSEC engaged the writers to prepare this independent Technical Report for the Property. As part of the engagement, the Authors reviewed an independent evaluation of the coal reserves prepared in accordance with the NI 43-101 Standards of Disclosure for Mineral Projects; the CIMDS – For Mineral Resources and Mineral Reserves (2005); and the U.S. SEC Industry Guide 7. In its examination of the economic viability of the mineral reserves, the Authors reviewed the mining methods and preliminary configurations of the surface mine contemplated in the business Plan, prepared by KSEC, as well as market assumptions, production and processing costs, transportation issues, royalty obligations, regulatory constraints, and related factors. All mineral resources are reported on an in-situ basis after consideration of property boundaries and geologic factors and are classified as measured, indicated, and inferred. All mineral reserves are reported on a moist, recoverable basis, are based on consideration of all pertinent geologic and mining factors, and are classified as proven or probable according to CIMDS (2005) and US SEC Industry Guide 7. Mineral reserves are reported exclusive of mineral resources.

     Currencies in the Technical Report are expressed in United States dollars ($). Imperial units of measurement are used herein, as is customary in the U.S.

4.3. REPORT PURPOSE

     The purpose of this report is to provide an independent Qualified Person’s (QP) Technical Report, meeting the requirements of NI 43-101 of the Canadian Securities Administrators.

4.4. SOURCE OF INFORMATION

The primary information contained in this report has been obtained from the following sources:

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14 Energy Information Administration, Annual Coal Report 2007

     All geologic information and project baseline information was provided to the authors, by KSEC and prior owners of the property (with permission), the State of Kentucky, including raw drill hole data and the associated coal quality information developed from various programs of exploration conducted on the Properties.

  Geologic and mining models prepared by Mr. Gary Ousley.

  Site visits by the authors.

  Interviews between the authors and KSEC personnel.

  Prior studies on the Property (used with permission) as listed under Item 23 References.

  Life-of-Mine Business Plan produced by KSEC, dated January 2, 2009.

  Work completed on geological review, mine planning, design and mine costing by KSEC and Pick and Shovel Mining.

     The Authors have relied on property boundaries and representations of title to the mineral included in this Technical Report from public records and as provided by KSEC. The various leased Property owners have represented they have good title to the Properties, and report that they are in good standing with respect to all taxes and other ongoing obligations on the Properties, and that there are no claims, liens, debt or other obligations that would affect the right of KSEC to receive income from mining activities. The Author has not carried out independent title verification, by assignment.

     All information in the Technical Report related to acquisition and transfer of property ownership is based on public news announcements and other similar records. The Author is not aware of any encumbrances on the Properties.

     KSEC has relied on marketing and sales information related to its proposed income from sales activities on the Property from Thoroughbred Coal Sales, and other independent coal buyer organizations. KSEC is currently preparing the permit for coal production, and is actively seeking coal sales contracts, both short-term and long-term. The Author has examined this information as well as considering information independently developed by the Author with respect to market value and prices for similar coals produced from within the Eastern Kentucky Coal Field region.

     A list of all documents reviewed and relied upon by the authors relative to the Properties is provided in Item 23 of this Technical Report.

4.5. INVOLVEMENT OF QUALIFIED PERSONS

     The author is an independent consultant, and has provided project feasibility studies and related engineering and geological services at coal projects and mines in the United States since 1979. G. Ousley, P.E. has been involved extensively in coal projects throughout the Appalachian Coal Fields region in excess of thirty years and is currently providing engineering consulting services for a number of independent clients, including KSEC.

     This Technical Report was prepared under the supervision of Mr. Gary Ousley, P.E., a Qualified Person (QP) who is responsible for the content of this report. Mr. Ousley prepared the resource and reserve evaluations in accordance with CIMDS (2005) and SEC Industry Guide 7, and has put together and report text and graphics for presentation. Mr. Ousley regularly visits the Property, and discusses various project assignments and/or project observations with on-site supervisory personnel. Mr. Roland Larsen, P.G., serves as on-site manager for KSEC, and regularly interfaces with Mr. Ousley for updates, as available, in discovered geologic conditions, technical data review, meetings with representatives of various coal sales agencies, mine planning, and assessment of the costs of the mining operations, infrastructure, transportation, marketing and production.

     Mr. Ousley is currently engaged as an independent consultant to KSEC in respect of the conduct of operations of the Campton Coal Mine and has been directly involved with the gathering and assessment of coal prospect information and development of geologic structure of the Properties, as well as development of the Mine Operation and Reclamation Plan, per the Kentucky Department for Natural Resources requirements.

     The work in the preparation of this Technical Report will be paid for by KSEC under terms of its project engagement.

Item 5: RELIANCE ON OTHER EXPERTS

In preparing this Technical Report, the authors have relied on information provided by other experts, who are not qualified persons, concerning legal, environmental, political, marketing and/or other relevant issues and factors. In particular:

•	Property control and financial information directly from the various leased property owners.

•

KSEC, for property control and permitting documents, based on maps provided from Alchemy Engineering Associates, Inc. of Prestonsburg, Kentucky, on behalf of Pick and Shovel Mining, the predecessor in title to the leasehold and permits.

•	State and Federal regulations of Kentucky and U.S with respect to mining laws regarding requirements and enforcement of all required mining permits.

•	Various published and private sales records and pricing forecasts for an analysis of market prices used in the Technical Report.

Item 6: PROPERTY DESCRIPTION AND LOCATION

6.1. LOCATION

     The Campton Coal Mine Property is located in Wolfe County, within the Commonwealth of Kentucky, approximately 110 miles to the south east of Frankfort, the state capital, and within the Eastern Kentucky Coal Fields of the Appalachian Basin, itself located in the east central region of the U.S. (see Figure 9.1) .

Table 6-1: Location: Campton Coal Mine

Property/Mine or Area	Latitude	Longitude
Campton Mine	83°30'05"	37°41'30"

6.2. DESCRIPTION

     The Campton Coal Mine, a mining leasehold consisting of approximately 974 acres, is located in south-central Wolfe County, Kentucky. The Property extends northeast-wards from Kentucky Route 15, with the mine haul road entrance entering Ky. Rt. 15. The current permitted area lies within three distinct drainage watersheds, those being Upper Devils Creek, Hollin Fork, and Kelse Holland Fork. The County seat of Wolfe County, Campton, Kentucky, lies approximately 5 miles west of the Property. (Figure 3.3) . The Property is situated within the Campton and Landsaw Quadrangles15. The Kentucky South NAD27 State Plane Coordinate system was utilized for all maps and figures generated in the mine plans.

     By assignment, the author has not independently verified property boundaries, but rather relied on the property control maps obtained from the Wolfe County Property Valuation Administrator’s tax mapping system.

     The right to mine the coals occurring on the leased properties was acquired under a purchase agreement dated June , 2008, entered into between Pick and Shovel Mining, a private company owned by Jacqueline Stacy, of Campton, Kentucky, and KSEC. The leasehold contains approximately 1.1 million tons of permitted resource, with the leasehold aggregate having an indicated and/or inferred resource of 5.5 million tons.

     Under the terms of the Purchase Agreement with Pick and Shovel Mining, KSEC was required to pay Pick and Shovel a one-time fee of $250,000 for assignment of the rights to the leasehold and permit, with a six percent (6.0%) coal sales royalty on the gross value of coal extracted and sold from the Properties, less transportation and marketing costs.

6.3. REGULATION OF MINING ACTIVITIES ON THE PROPERTY

     Mining in Kentucky is regulated by both federal and state laws which establish policy, set goals and provide a system of enforcement. The Kentucky Division of Mine Reclamation and Enforcement (DMRE) is responsible for inspecting all surface and underground coal mining permits in the state to assure compliance with the 1977 Federal SMCRA. The DMRE is also responsible for regulating and enforcing the surface mining reclamation laws for non-coal mining sites in the state, including limestone, sand, gravel, clay, shale and the surface effects of dredging river sand and gravel. The DMRE is one of three agencies within the Department for Natural Resources (DNR) responsible for administering Kentucky's mining, reclamation, and abandoned mine land laws. The Division of Mine Permits administers the surface coal mining regulatory program in Kentucky. The Division of Mine Permits evaluates applications, including mining

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15 USGS 7.5 Minute Quadrangle Maps, # GQ-1502, 1978 & #GQ-201, 1963

Figure 6.1: Campton Coal Mine Surface Plan

A detailed map of the Property has been prepared by author, G. Ousley in the preparation of this evaluation at a large scale. A copy of this map is maintained in the author’s files and a copy has been provided to KSEC. The maps and exhibits presented in this Technical Report are derived from these detailed maps. Certain information has been excluded from presentation on the figures to maintain quality of reproduction in the Technical Report. An enlarged copy of this map is provided in the rear pocket of physical copies of this Technical Report.

     and reclamation plans, and issues permits to ensure that all surface coal mining operations in Kentucky meet the minimum performance standards for environmental and public protection and reclamation as required by the federal SMCRA of 1977.

     The Division of Abandoned Mine Lands (AML) works throughout the state’s coal fields to protect the public from health and safety problems caused by mining that occurred prior to 1982.16 The division administers a bond forfeiture reclamation program. Before a coal company can begin mining at a site, it must post a reclamation performance bond. A company's bond may be forfeited to the state if the company fails to mine and reclaim a site to the standards specified in its mining permit. The forfeited funds are used by the state to reclaim the site for which the bond was posted.

     The Campton Coal Mining Property is thus subject to certain environmental permits authorized by federal or state mining authorities. The federal laws relevant to mining include:

     The Clean Air Act of 1970, as amended

     The Clean Water Act of 1977

     The Surface Mining Control and Reclamation Act of 1977

     The Resource Conservation and Recovery Act of 1976

     The Watershed Protection and Flood Prevention Act of 1954

     The Kentucky DNR is the agency with front-line responsibility for carrying out the statutes and the administrative regulations adopted pursuant to Kentucky Revised Statutes (KRS) Chapter 350. Administrative regulations administered by the DNR are in Title 405 of the Kentucky Administrative Regulations (KAR). The State of Kentucky DMRE is responsible for inspecting all surface and underground coal mining permits in the state to assure compliance with the 1977 Federal SMCRA. The State of Kentucky Department of Environmental Protection (DEP) has responsibility for enforcing these Acts with the aid of numerous state laws and legislative rules defined in the Codes of State Rules (KRS, KAR). Relevant codes governing coal prospecting (exploration), mining, and coal preparation include:

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16 http://www.aml.ky.gov/

  The DMRE is responsible for inspecting all surface and underground coal mining permits in the state to assure compliance with the 1977 Federal SMCRA.

  Title 405 KAR governs most aspects of coal mining in Kentucky; Sub-title 8:020 specifically governs coal exploration.

  Chapter 350 of the KRS includes the statutes governing the environmental regulation of surface mining of coal and other minerals and the surface effects of underground mining.

  KRS Chapter 350 assigns the Environmental and Public Protection Cabinet (EPPC) the responsibility for administering this chapter of the statutes and authorizes the EPPC to adopt necessary administrative regulations.

  Kentucky prevention and control of air pollution is governed by Title V; pursuant to which 401 KAR was provided in order to comply with Federal Standards.

  The National Pollutant Discharge Elimination System (NPDES) under Kentucky Pollutant Discharge Elimination System (KYPDES) KARS 224.

  Ground water protection by the Kentucky Division of Water under Title 405.

  Dam control and design is regulated by DMRE; prior to Federal permit approval. Any dam impounding over 20-acre-feet of volume falls under the Federal Mine Safety & Health Administration (MSHA) regulations (CFR 77.216). The Kentucky Division of Water also regulates dams with height greater than 25 feet from the downstream toe of out slope to top of dam.

6.4. PERMITS

     Coal mining properties require numerous permits for surface and/or underground mining, for coal preparation and related facilities, and for haul roads and other incidental permits necessary for mining to occur. A listing of all current State mining permits and the associated reclamation bonds are provided in Table 6-2. Permits generally require that the permittee post a performance bond in an amount established by the regulatory program to provide assurance that any disturbance or liability created during the course of mining operations is properly restored to an approved post-mining land use and that all regulations and requirements of the permits are fully satisfied before the bond is returned to the permittee. Significant penalties exist for any permittee who fails to meet the obligations of the permits including cessation of mining operations which can lead to potential forfeiture of the bond. Any company, and its directors, owners and officers, which are subject to bond forfeiture can be denied future permits under the program.17

     New permits will be necessary from time-to-time to facilitate the expansion of existing properties or the addition of new mining areas, such as amendments to existing permits and new permits for reserve areas. Exploration permits also are required, prior to commencement of exploration activities of any kind. Properties under lease include provisions for exploration. New or modified mining permits are subject to a public advertisement process and comment period, and the public is provided an opportunity to raise an objection to any proposed mining operation. While there is some public opposition to mining in the U.S., it is rare for any objections to cause issuance of a permit to be denied. The Author is not aware of any prohibition of mining on the subject property, and given sufficient time and planning, KSEC should be able to secure new permits to maintain its planned mining operations within the context of the regulations. Necessary permits are in place to support planned production on the Property.

     Regulations prohibit mining activities within 300 feet of a residential dwelling, school, church or similar structure, unless written consent is first obtained from the owner of the structure. Where required, such consents have been obtained where mining is proposed beyond the regulatory limits. The public is invited to comment during the environmental permitting process.

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17 Monitored under the Applicant Violator System (AVS) by the Federal Office of Surface Mining

Table 6-2: State Mining Permits and Bonding15

Permit No.	Permittee	Expiration Date	Status	Permitted Area (Acres)	Bonded Area (Acres)	Current Bond (US$)
Current Operations with Resources and Reserves
	Pick and Shovel Mining		Active	272.12	55.60	$181,000
	KSEC		Pending**	75	Pending	Pending
	KSEC		Planning	500.00	Pending	Pending

** Permit pending: application submitted to State and permit number assigned for new permits and amended areas use existing issued permit number with suffix of amendment number.

6.5. LIABILITIES AGAINST THE PROPERTY

     KSEC reports that all issued permits are presently in good standing and no significant outstanding notices of violation exist on the Properties associated with environmental degradation. The author completed an independent assessment of any existing or potential reclamation liabilities on the Property on behalf of KSEC in August, 2008. The timing to satisfy all liabilities under various State and Federal permits will vary, and are based on the permit issuance conditions and the extent to which permits support current or planned mining operations. As such, any reclamation or safety liabilities are expected to be satisfied by KSEC on an on-going basis as part of the execution of the Business Plan of KSEC.

     Lands in the general vicinity the Properties have supported previous surface and limited underground mining operations for more than 50 years. Consequently, several abandoned mines and related facilities exist in the general vicinity of the Project. These various abandoned mines and facilities have been examined by G. Ousley to assess their potential impact on the remaining reserves. To the extent past mining impacts classification of future reserves, all relevant factors were taken into consideration. The extent of such abandoned mines was found to be limited, and no impacts to nor conclusions related to the Properties was determined from this examination.

     The authors are not aware of any other outstanding obligations that are required to retain the Property leasehold.

Table 6-3: Campton Mine Federal and State ID Numbers

Company Name/ Mine Name	DMRE Permit Number	Status	DSMRE ID	Permit Expiration Date	MSHA No.	Effective Date	KDMM State File No.	KDMM State License Number	Date	KPDES No.	Employer ID No.	Coal Severa nce Tax No.
KSEC #1 Surface Mine	919-0066	Active	014596	08/26/2013	15-19277	10/17/08	18624	0803-S-082	10/27/08	Pending	50-564733 0	63270
KSEC #2		Pending	Pending	Pending	Pending		Pend	Pending		Pending	50-564733	63270

**Permit pending: application submitted to State and permit number assigned for new permits and amended areas use existing issued permit number with suffix of amendment number. for new permits and amended

Item 7: ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

7.1. TOPOGRAPHY, ELEVATION AND VEGETATION

     The Properties are located in the physiographic region of the Eastern Kentucky Coal Fields in the east-central U.S. The Eastern Kentucky Coal Field, occupying the Cumberland Plateau, represents an area of about is about 11,000 square miles covering 32 counties, ranging in elevations from 525 to 2250 feet above sea level and is separated from the Inner Blue Grass region by the Pottsville Escarpment and the eastern Knobs (see Figures 7-1 and 9-1). The area is a hilly uplands of medium to moderately high relief, divided by streams that occupy narrow well-drained valleys, covered with numerous types of deciduous hardwood forests. Rocks of varying resistance to weathering have been juxtaposed by many high-angle faults; these structures have had only a small effect on drainage patterns.

Figure 7.1: Physiographic Features of Kentucky 18

     The uplands are characterized by oak forests. Coal has been surface-mined over vast areas in the region. The region is not an agricultural area due to the hilly terrain, although good farm lands are found in the valley bottoms, which have been farmed extensively. The Eastern Kentucky Coal Field is drained by the Big Sandy, the Licking River, the Kentucky River, the Cumberland River, and the Red River and their tributaries, which drain northerly into and form part of the Ohio and Mississippi River systems. The Ohio River is largely navigable and represents an important bulk transport route for coal commerce.17 Kentucky has over 1,000 miles of navigable rivers, over which 18 million tons of coal are transported annually.19

     Ground surface elevation at the Property ranges between 900 feet and 1,250 feet above mean sea level (MSL). Current land use at the Properties varies from rugged terrain of hilly and heavily vegetated unmanaged forest, with a mixture of mature hardwoods and conifers, to rural residential, with limited amounts of low-land farming. Eastern Kentucky contains numerous species of indigenous flora and fauna.

7.2. ACCESS

     General access to the Campton Mine is directly via Kentucky 15, which runs between Campton and Jackson, Kentucky. Campton lies some 5 miles northwest of the Project, and is the County Seat of Wolfe County. Campton lies approximately 110 miles south east of Frankfort, the Kentucky State Capital, via Interstate 64, to the Mountain Parkway (State Roads 402/114).

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18 USGS Professional Paper 1151-H; Physiography of Kentucky, L. Newall, fig 18
19  http://fw.ky.gov/kfwis/stwg/Appendix/1.7%20Physiography%20of%20Kentucky. pdf

These all-weather paved roads are typically open throughout the year. Currently, CSX Transportation (CSXT) is the nearest rail line, passing through Jackson, Kentucky. There are no active rail coal loading facilities within a 25 mile radius from the mine, with the nearest active rail loadout being located in Hazard, Kentucky, approximately 50 miles southeast of the project area. There are existing inactive rail loadouts located in Jackson, a twenty-mile drive south on Ky. 15, but, as of the date of this report, there are no known plans to reactivate any one of these facilities.

     Near term, KSEC will utilize the extensive network of public roads to transport its coal production to markets, as well as utilize the independently-owned and operated docks located near Catlettsburg, Kentucky on the Big Sandy River for transfer to barges for ultimate delivery to customers along the inland waterway system, maintained by the U.S. Army Corps of Engineers (ACOE), connecting with the Ohio and Mississippi Rivers. Other potential Ohio River ports are located in Cincinnati, Ohio and Louisville, Kentucky.

     State Road 23 connects directly with Ashland, Kentucky and the east-west Interstate Highway 64, a distance of approximately 100 miles from Campton, for service east into West Virginia and north into Ohio and Indiana. The Kentucky Mountain Parkway (State Rt. 114) is the main northwest transportation route, connecting with Interstate Highway 64 at Winchester, Kentucky. Interstate 64 connects with Interstate 75 in Lexington, Kentucky, a twenty mile trip from Winchester. These Interstate routes provide access westward to Frankfort (I-64), the Kentucky State Capital, and Louisville, Kentucky on the Indiana State border. North from Lexington, Interstate 75 connects with Cincinnati, Ohio on the northern Kentucky State boundary.

Figure 7.2: Road Map of South East Kentucky

7.3. PROXIMITY TO POPULATION CENTERS AND TRANSPORT

     The Campton Mine Property is located approximately 5 miles southeast of Campton, Kentucky, and approximately 20 miles northwest from Jackson, Kentucky. The City of Campton is the seat of county government in Wolfe County, located in the southeastern corner of Kentucky. The city name was adopted as the area was used for encampments for various travelers pushing through the area in eastward or westward exploration, including the infamous Jonathan Swift, of Swift’s Silver Mine fame. The town had an estimated population of 456 in 2000. Campton is located at Latitude 37°40'4" North, and Longitude 82°45'32" West (37.667872, -82.758765), and its average elevation is 633 feet20. The community of Jackson, Kentucky is the County seat for Breathitt County, located at latitude 37°28'38"N, longitude 82°31'48"W and average elevation of 679 feet. The estimated population of Jackson for 2007 was 6,50021. Both Campton and Jackson are in the Eastern Standard time zone.

7.4. CLIMATE AND LENGTH OF OPERATING SEASON

     The climate of Kentucky is temperate, being warm during summer when temperatures tend to be in the 70's (degrees Fahrenheit) and cold during winter when temperatures tend to be in the 30's (degrees Fahrenheit). Temperatures are moderate in the spring and fall. All seasons are marked by changes in weather that come from passing fronts and associated centers of high and low pressures. This activity is least in late spring and in summer, somewhat greater in fall, and greatest in winter and in early spring. Temperatures depart from the average least during the period of greatest activity. Temperatures at times will be lower-nearer the ground or in local areas subject to extreme air drainage. At times there may be considerable variation in temperature in hilly areas. Since the forest is oriented north and south, the weather may vary considerably during a frontal passage.

     Precipitation is fairly well distributed throughout the year; there are no wet or dry seasons. October has the least rainfall, July the most. Annual free-water evaporation from shallow lakes and farm-ponds averages about 35 inches, which is about 11 inches less than the average annual precipitation. About 74 percent of the evaporation occurs from May to October.

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20  http://en.wikipedia.org/wiki/Campton_Kentucky
21  http://en.wikipedia.org/wiki/Jackson_Kentucky

Snowfall is quite variable from year to year, and some winters have relatively little. The greatest annual total recorded for the period of this summary was 44.9 inches in 1960; the least recorded was 3.6 inches in 1949. Thunderstorms average about 46 days each year, most frequently in spring and summer but can occur in any month. They cause most of the short-duration, high intensity rainfall22.

     Except for anomalous, extreme cold temperatures coupled with winter storm events and localized spring storms, the weather should have very little adverse affect on the operating season of the surface operations.

7.5. SURFACE RIGHTS AND INFRASTRUCTURE

     KSEC reports that they control adequate surface and mineral rights for coal herein classified as mineral reserves at the current and planned mining operations in order to carry out its current and proposed activities. Sources of power, water, supplies and materials are readily available to the properties. Kentucky has an experienced work force, although competition for labor among coal producing companies has recently been intense. The mining industry across the U.S. and in Kentucky has experienced a tight labor market, but with numerous training programs presently being offered to attract and train new miners for the industry, and the recent global economic recession, trained labor should be available, sufficient to operate the proposed Mine Plan.

     The Campton Coal Mine operations are near sufficient sources and access to power and water. The current operation plan includes sufficient mine refuse and disposal areas, pending issuance of jurisdictional letters and/or a Nation-wide permit from the U.S. Army Corp of Engineers, related to the use of permitted non-jurisdictional and jurisdictional spoil storage facilities and sediment control structures.

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22  www.fs.fed.us/r8/boone/conditions/clim.shtml

Item 8: HISTORY

8.1. PRIOR OWNERSHIP

     KSEC obtained the mining rights to the Properties through an Agreement dated 12th September, 2008 from Pick and Shovel Mining, a group formed primarily as a vehicle for leasing and permitting.

8.2. PREVIOUS EXPLORATION AND DEVELOPMENT

     Exploration on the Properties and immediately surrounding lands has been performed by a number of private companies and individuals seeking coal resources in the Campton area. Past evidence of this exploration was noted to include the existence of various reclaimed and/or partially open surface prospect digs, scattered throughout the Property. Both coal seam thickness and run of mine coal quality data was obtained from a now-closed surface coal mine, which lies immediately south of the Pick and Shovel permit, known as the Idle Time mine, Kentucky Permit I.D. No. 919-0062. This operation was approximately 10 acres in areal extent, and mined small amounts of the Whitesburg, Cannel City and Grassy coals.

     In addition to opening up the various coal seams at these locations, three core holes have been drilled to gain additional information for the coal resource. These holes were advanced using NQ-2 core barrels, having a nominal diameter of 1.975” . The data logs for these cores is included in this Report in Appendix 1.

8.3. HISTORIC RESOURCE AND RESERVE ESTIMATES

     Other than estimates made by the Author for Pick and Shovel Mining, no historical coal reserve estimates on the Properties prior to July, 2008 were available for this Technical Report. Similarly, no statement can be made regarding reliability of prior historical reserve estimates.

8.4. PROPERTY PRODUCTION

     Mine production is currently active on the properties, with preliminary site preparation on-going. Actual coal production on the properties is expected to commence in Spring, 2009, with a target coal production rate set at 10,000 tons per month. (120,000 tons per year). Mining shall be conducted by standard surface mining methods, with extraction from the mining pit directly to the truck loadout. Coal sales are tentatively to be managed for KSEC by Thoroughbred Coal Sales, of Lexington, Kentucky. Coal is to be trucked directly from the mine to the sales dock, located at Catlettsburg, Kentucky, a distance of approximately miles, thence by river barge to interstate and/or foreign export customers. The coal quality and weight is to be determined at the point of sale (transfer of title). As with all small sales, price is to be adjusted according to thermal value, sulfur and ash content of the coal, with a scaled price discount for lower thermal qualities and/or higher sulfur and ash contents, and an in-kind increase in sales price for quality exceeding the market standards.

Item 9: GEOLOGICAL SETTING

9.1. REGIONAL GEOLOGY

Coal Bearing rocks occur in the Eastern and Western portions of the State of Kentucky in sedimentary rocks of Pennsylvanian age (250-215 million years of age), separated by the northeast trending Cincinnati Arch. The primary coal-bearing formations on this Property are situated in the Eastern Kentucky Coal Field, underlying the Cumberland Plateau which forms part of the Appalachian Basin of the east-central U.S. and are of Upper Pennsylvanian-age. The separation between the older Mississipian sediments and those of Pennsylvanian age appears to be represented by discontinuities throughout the state. Mississippian rocks are generally of deeper marine origin with limestone being predominant. The Pennsylvanian-age strata include conglomerate, sandstone, siltstone, shale, limestone and coal and were deposited primarily in coastal-deltaic settings, and are lithologically similar to the Pennsylvanian rocks occurring in the Western Kentucky Coal Fields. The coal in this region is generally medium- to low-sulfur, exhibiting average sulfur contents of less than 3.0 -percent for the twenty-five regionally-continuous correlated coal beds. Coal rank in this area is high volatile bituminous C in general, with higher ranking coals found as one progresses from west to east within the Field. The heating values range from approximately 10,500 Btu in the western portions of the Field to over 15,500 Btu (raw, dry basis). There is a wide variation in thermal qualities between formations vertically.

     Wherever possible, formal subdivision of the Pennsylvanian is based on gross lithology, but most divisions, both formal and informal, are made as key beds such as commercially important coal beds or thin marine limestone or shale units. Because coal beds do not persist, cannot be traced because of thinness, or tend to split into coal zones, they are not easily identified or correlated throughout the coal fields. Marine units are also commonly poorly exposed and not readily identified. However, as more detailed stratigraphic data from exposures along new roads or from drilling logs have become available, the continuity and persistence of the marine units have been demonstrated; in consequence, these units have assumed a greater importance in the stratigraphic framework of the Pennsylvanian. It is these key beds and sequences of beds that make up the stratigraphic framework by which coal beds, and in some cases, formal units are correlated across the basins21.

Figure 9-1: Coalfields of Kentucky

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21 USGS Professional Paper 1151-H; The geology of Kentucky

Figure 9-2: Bituminous Coalfields of the Appalachian Basin

Figure 9-3: Generalized Stratigraphic Column of the Breathitt and Lee Formations

SERIES
Mid-Continent
West Virginia
European
Formation
Eastern Kentucky
Field Trip Stops
Upper Pennsylvanian
Virgilian
Missourian
Monongahela
Conemaugh
Stephanian
Middle Pennsylvanian
Des Moinesian
Atokan
Morrowan
Charleston Sandstone
Kanawha
Westphalian
D
C
B
A
Breathitt
Lee and Breathitt
Lee Formation
Lower Pennsylvanian
New River
Upper Mississippian
Chesterian
Bluestone
Namurian
Pennington
Ames Limestone Member
Brush Creek Limestone Member
Princess # 10 Coal Bed
Princess # 9 Coal Bed
Princess # 8 Coal Bed
Princess # 7 Coal Bed
Princess # 6 Coal Bed
Hitchins Clay Bed
Vanport Limestone (of Phalen, 1912)
Princess # 5A and 5B Coal Bed
Kilgore Flint (Ferm, etal, 1971), & Flint Ridge Flint (Morse, 1931)
Richardson, Skyline Coal Zone
Hazard # 10 Coal Bed
Stoney Fork Member
Hindman Coal Bed
Broas Coal Zone
Hazard # 8, Francis
Hazard # 7 Coal Bed
Peach Orchard Coal Zone
Hazard Coal Zone
Haddix Coal Zone
Magoffin Member
Copland, or Taylor Coal Zone
Hamlin Coal Zone
Fire Clay Rider Coal Bed
Fire Clay Coal Bed
Whitesburg Coal Zone
Kendrick Shale Member
Amburgy Coal Zone
Elkins Fork Shale (Morse, 1931)
Upper Elkhorn # 3 Coal Zone
Upper Elkhorn # 2 Coal
Upper Elkhorn # 1 Coal
Jellico Coal Zone
Campbell Creek Limestone (White, 1885)
Blue Gem Coal Bed
Little Blue Gem Coal Bed
Cannelton Limestone (White, 1885)
Lily, Manchester Coal Bed
Van Cleve Coal Bed
Corbin Sandstone Member of the Lee Formation
Eagle Coal Zone
Upper Milard Coal Bed
Lower Milard Coal Bed
Eagle Limestone (White, 1891)
Hagy Coal Zone
Grayhawk Coal Bed
Hazel Patch Ss.
Halsey Rough Coal Bed
Ss. Mbr.
Barren Fork Coal Bed
Lower Tongue of the Breathitt Formation (=Beattyville Shale)
Rockcastle Sandstone Member
Naese Sandstone
Bee Rock Sandstone
Beaver Creek Coal Bed
Tunnel Coal Bed
Stearns No 2, New Livingston Coal Bed
Hensley Mbr.
Stearns No. 1 & 1/2, Livingston Coal Bed
Livingston Cong.
Middlesboro Member
Dark Ridge Member
Cumberland Gap Coal
White Rocks & Chadwells Mbr.
1
2
3
4
5
6
7
8
9
10
11
12

Figure 9-4: Correlation Chart of the East Kentucky Formations23

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23 USGS Professional Paper 1151-H, 1986; The Geology of Kentucky, ed Robert C. McDowell

9.2. STRATIGRAPHY

9.2.1. Pennsylvanian of Eastern Kentucky

     The Pennsylvanian rocks of eastern Kentucky occupy the central part of the Appalachian coal field that extends from New York to Alabama. The rocks form an elastic wedge that thickens southeastward so that stratigraphic intervals in southeastern Kentucky are 15 to 20 times thicker than comparable intervals in northeastern Kentucky. The Pennsylvanian rocks of Eastern Kentucky comprise parts of the basal Pennington and overlying Lee Formations and all of the overlying Breathitt, Conemaugh and Monongahela Formations (see the Figure 9.1) . In general, the lower part of the Pennsylvanian is dominated by thick pebbly to conglomeratic quartzose sandstone units of the Lee Formation; the middle part consists largely of sequences of gray siltstone and shale, sub-greywacke , and coal of the Breathitt Formation; and the Upper Pennsylvanian is characterized by red and green shale and siltstone of the Conemaugh and Monongahela Formations. The Pennsylvanian rocks represent a time of gradual marine flooding from the east during the entire Pennsylvanian period, co-incident with the deepening of the northeast trending synclinorium forming the Appalachian Basin (see Figure 9-2). As a result, the rocks represent marine embayments, deltaic deposits, transitional swamps and lagoons with the gradual marine burial of vegetative matter with subsequent formation of coal measures of irregular thickness and lateral extent. Further stratigraphic description will be limited to the rocks of the Middle Pennsylvanian Breathitt Formation, which contain the economic coal horizons pertinent to this Technical Report.

9.2.2 The Breathitt Formation

The Breathitt Formation takes its name from Breathitt County, Ky. (Campbell, 1898), where it consists largely of gray siltstone and shale, subgraywacke, and minor amounts of ironstone and limestone. The formation, which underlies all of eastern Kentucky, contains most of the economic deposits of coal in eastern Kentucky and about 55 percent of the original reserves estimated for the State (Huddle and others, 1963). The Breathitt Formation is as much as 3,700 ft thick in the Black Mountain area in southeastern Kentucky but is preserved in its entirety only in northeastern Kentucky, where it is as thin as 550 ft (see stratigraphic column, (Figure 9.3 ). These differences in thickness are due to greater subsidence in the central part of the basin during the Pennsylvanian and are all the more remarkable because post- Pennsylvanian uplift and erosion may have removed as much as the upper one-third of the Pennsylvanian section in the Black Mountain area. The large differences in thickness of Pennsylvanian strata in southeastern and northeastern Kentucky are accompanied by abrupt lateral changes in lithology; these features make basin-wide correlations difficult. As a result, the more than 25 major coal beds or coal zones have given rise to a local nomenclature that probably amounts to more than 400 different names for the coal beds in different areas in eastern Kentucky (Rice and Smith, 1980). The correlation chart (Figure 9.4) generalizes that nomenclature by region and shows the more commonly used coal bed names.

     The Breathitt Formation directly overlies the Lee Formation on the eastern side of the basin. The contact is gradational through a few feet or tens of feet as the subgraywacke or siltstone of the Breathitt grades downward to quartzose sandstone of the Lee Formation. However, along the western side of the basin, the Breathitt intertongues with the Lee, and there, strata of the Breathitt locally directly overlie red and green shale or limestone of Mississippian age in sharp contact.

     Correlation charts have traditionally placed the top of the Breathitt Formation at the top of the Upper Freeport coal bed (Huddle and others, 1963). However, because this coal bed is commonly absent or too thin to identify, the boundary with the overlying Conemaugh Formation is perceived as gradational and the contact is placed at the base of persistent red shale or, where that unit is poorly exposed, the contact is commonly projected at about 100 ft below the Brush Creek Limestone Member of the Conemaugh Formation. (see Figure 9-4)

     Because the Breathitt Formation consists of heterogenous and discontinuous sequences of sandstone, siltstone, and shale, it cannot be formally subdivided on the basis of lithology. The formation is informally subdivided on most of the quadrangle maps of eastern Kentucky in order to aid readers in scanning the maps. The boundaries of these informal intervals are mostly placed at economically important or extensive coal beds or at the base of the major marine units, the Kendrick Shale, Magoffin, or Stoney Fork Member of the Breathitt Formation. Because of their economic importance, many coal beds were shown as lines on the quadrangle maps, and the bases of the marine zones were commonly delineated by the underlying coal bed. Since key beds are generally discontinuous, the intervals are commonly different from area to area and from map to map.

     On the Cumberland overthrust sheet, strata equivalent to the Breathitt Formation were subdivided by Ashley and Glenn (1906) into five formations, from oldest to youngest, the Hance, Mingo, Catron, Hignite, and Bryson Formations. Because these formations are lithologically alike, this subdivision, as in the informal intervals northwest of Pine Mountain, is based on coal beds. Englund and others (1963), recognizing that these rocks were equivalent to the Breathitt Formation in other areas of eastern Kentucky, introduced the Breathitt as a group on the Cumberland overthrust sheet to include the Hance, Mingo, Catron, Hignite, and Bryson Formations. Quadrangle mapping on the overthrust sheet began in different areas at different times and resulted in different interpretations and usages of Ashley and Glenn's nomenclature. The seemingly irreconcilable stratigraphic confusion growing out of those different usages and a desire to treat the lithologically similar Breathitt strata as a single formational unit throughout eastern Kentucky led to use of Breathitt Formation on the geologic map for this area of the State rather than the names used by Ashley and Glenn; this usage has now been extended to other reports (McDowell and others, 1985). Furthermore, because of the uncertainty of the correlation of those formations from place to place, no attempt was made to show their stratigraphic position in the stratigraphic diagrams or columns. These stratigraphic problems of the Cumberland overthrust sheet illustrate how dependent the stratigraphic framework of the Pennsylvanian is on regional correlation of key beds that are commonly poorly exposed and difficult to identify.

     Among the most important key beds of the Breathitt are the two marine members, the Magoffin and the Kendrick Shale Members, and the Fire Clay coal bed, which commonly occurs about midway between the marine members. The Fire Clay coal bed and its correlatives have long been recognized as a regional marker owing to a distinctive flint-clay parting that is generally present. The parting is interpreted as a volcanic ash fall (Seiders, 1965; Bohor and Triplehorn, 1981), which, though not continuous, has been traced widely in the central Appalachian basin in West Virginia, Virginia, and Tennessee as well as in eastern Kentucky. The flint-clay parting ranges from a fraction of an inch to as much as 14 in thick and is generally dark brown, microcrystalline, and hard and fractures conchoidally. Similar partings are associated with at least five other coal beds in the Middle Pennsylvanian strata, and where the principal parting is missing or poorly exposed, these other coal beds have been locally misidentified as the Fire Clay coal bed. Other coal beds that contain flint clay partings are a bed in the Amburgy coal zone, the Little Fire Clay coal bed, and beds in the Hazard, Peach Orchard, and Skyline coal zones.

     The Magoffin and Kendrick Shale Members are the most widely recognized and persistent examples of marine transgression in the Breathitt and consist of upward-coarsening bay-fill sequences of shale, siltstone, and sandstone; the sequences are commonly fossiliferous and contain rare lenses of limestone near the base and limestone concretions in the middle and upper parts. The marine units range from a few feet to as much as 120 ft in thickness. More than a dozen marine units occur in the Breathitt, but, because of their lithologies, they are not well exposed and are generally not well known. Still, these marine units are commonly the most important elements in detailed stratigraphic analyses of the Breathitt and are used increasingly as primary datums by private industry in coal exploration and development. Of the other marine units, two are of particular importance with respect to interregional correlations because they contain fusulinids. These units are the Stoney Fork Member (Ping and Rice, 1980) and the Vanport Limestone Member as used by Phalen (1912) (see Figure 9.4) .

     The Elkins Fork shale of Morse (1931) (see correlation chart 9-4) represents a different kind of marine unit than the transgressive Magoffin and Kendrick Shale Members. This unit, which has been identified in many parts of easternmost Kentucky, does not have a well-defined fossiliferous base but consists primarily of several thin to thick zones of brachiopods and other marine fossils within a siltstone unit that may be locally more than 100 ft thick. Units of this description probably represent deposition in a largely fresh- or brackish-water bay environment that was at times, perhaps as the result of major storms, open to the sea.

     Several other formal units have been named in the Breathitt Formation. All are cliff-forming sandstone units and most were named in the Cumberland Gap coal field southeast of Pine Mountain by Ashley and Glenn (1906). Some of the more important sandstones are shown on the columnar section for the area along and south of Pine Mountain (sheet 3). The Yellow Creek, Puckett, Jesse, and Reynolds Sandstone Members do not persist regionally, but a cliff-forming sandstone is commonly conspicuous above the Magoffin Member at the stratigraphic position of the Reynolds in most of eastern Kentucky. The Jesse Sandstone Member commonly contains small pebbles of quartz one-eighth to one-fourth inch in diameter (Ashley and Glenn, 1906, p. 41); the Reynolds Sandstone Member also locally has a few quartz pebbles at its base (Froelich and Stone, 1973).

     On the geologic map, the Breathitt Formation is informally subdivided into a lower, a middle, and an upper part. The lower part extends from the base of the formation upward to the base of the Magoffin Member. The middle part (Pbm) includes the Magoffin and extends upward to the base of the Skyline coal zone or its correlatives, the Princess No. 5 coal zone, Richardson coal zone, or Knobs coal zone. The upper part (Pbu) extends to the base of the overlying Conemaugh Formation.

     The base of the Magoffin Member, the contact between the lower and middle parts of the Breathitt, is mapped or otherwise identified on many quadrangle maps in the eastern Kentucky coal field. The member is identified informally as the Magoffin Beds of Morse (1931) on some maps, particularly south of Pine Mountain, but on others the Magoffin Member was not mapped and the contact between the lower and middle parts of the Breathitt is projected 80 to 120 ft above the Limestone coal bed or its equivalents. Unpublished fieldwork in 1978 by C.L. Rice extended the Magoffin Member across the Hima quadrangle and into the Blackwater quadrangle in areas near the juncture of Laurel, Clay, and Knox Counties near Blackwater. In parts of northeastern Kentucky, the Magoffin thins and pinches out; however, the stratigraphic section is also thin and the Magoffin is projected midway between the Fire Clay coal bed and the Princess No. 3 coal bed, an interval generally less than 100 ft.

     The contact between the middle and upper parts of the Breathitt Formation is placed at the base of the Skyline coal zone or its equivalents, the Richardson, Princess No. 5, and Knob coal zones. That contact corresponds to the boundary between the PottsvilIe and the Allegheny Formations of the earlier Geologic Map of Kentucky (Jillson, 1929) and as used in Ohio. The Skyline coal zone is commonly characterized by a coal bed as thick as 15 ft at its base which is strip-mined on hilltops in many places in the central and northern parts of the coal field. In northern Kentucky, the contact is drawn at the base of the Princess No. 5 coal bed or coal zone, or is locally projected a few tens of feet below the Vanport Limestone Member. Lenses of flint, which may be correlatives of the Flint Ridge flint of Morse (193 I), occur on hilltops just north of Pine Mountain in Harlan and Leslie Counties (Rice, 1975); these isolated occurrences support both the correlation of the underlying Knob coal zone with the Skyline coal zone and the projection of the upper part of the Breathitt Formation as a map unit into that area of the State.

9.2.3 Monongahela and Conemaugh Formation (Pmc).

     The Conemaugh and Monongahela Formations were extended by Phalen (1908) from Ohio and West Virginia into northeastern Kentucky, where they occur in a broad syncline south of Ashland. In their type areas in Pennsylvania, the base of the Conemaugh is placed at the top of the Upper Freeport coal bed, and the base of the overlying Monongahela Formation is placed at the base of the Pittsburgh coal bed. In Kentucky, few coal beds occur in this part of the Pennsylvanian section and those that do are thin, not persistent, and poorly exposed and cannot be correlated with any certainty. As a result, in Kentucky the base of the Conemaugh is a horizon projected about 100 ft below the Brush Creek Limestone Member of the Conemaugh Formation at about the base of persistent red shales. Because the Conemaugh and Monongahela Formations are lithologically similar and the Pittsburgh coal bed cannot be identified, the two formations are shown as a single unit on quadrangle maps and on the Geologic Map of Kentucky.

     The Conemaugh and Monongahela Formations crop out in an area of about only 400 mi2 and have a combined thickness of about 600 ft; the upper 140 ft may be assignable to the Monongahela. The strata are characterized mainly by siltstones and shales that are various shades of red, green, and gray. The shales are commonly calcareous and contain thin beds and concretions of marine and possibly freshwater limestone. The formations also contain sandstone (subgraywacke) in channel and associated deposits as thick as 60 ft. The sandstone is very fine to coarse grained and locally contains rounded quartz pebbles as much as an inch in diameter.

     The Conemaugh contains two regionally extensive marine members, the Brush Creek Limestone and Ames Limestone Members. The limestones are argillaceous, commonly only a few feet thick, and contain brachiopods, crinoids, gastropods, and fusulinids. Locally, the Brush Creek Limestone consists of two beds as much as 30 ft apart; these beds probably correlate with the Brush Creek Member and the overlying Cambridge Limestone Member of the Conenlaugh Formation in Ohio. The Ames Limestone Member is in places only a few inches thick in  northeastern Kentucky and pinches out locally. Its regional distribution is illustrated by Norton and others (1979, p. 67, fig. 61).

Strata of the Monongahela Formation, as previously noted, cannot be distinguished from the underlying Conemaugh strata. The Monongahela, which includes the youngest Paleozoic strata in eastern Kentucky, is poorly exposed on hilltops in the northeastern part of the State. Its uppermost beds have been removed by erosion.22

9.3. STRUCTURE

     Kentucky is in the "central stable region" of the North American Continent. Kentucky includes parts of four major structural provinces of the eastern midcontinent: the Illinois and Appalachian Basins and the intervening Cincinnati Arch, and the Mississippi Embayment to the west. These structural provinces, thought to have initiated before the mid-Paleozoic, are broad, shallow, crustal warps generally measuring 200 or more miles across and, except for the Appalachian Basin, has only a mile or two of structural relief. These regional structures locally have been deformed into smaller-scale gentle folds and have been cut by high-angle faults and grabens of small displacement. Of several major fault systems, the most important are the Rough Creek, Kentucky River, and Irvine-Paint Creek Fault Systems. 24 Other important structures include the Pennyrile Fault System and the Pine Mountain overthrust fault in the Appalachian Basin, forming part of the East Kentucky boundary with Tennessee.

     The eastern part of Kentucky, particularly the area east of the Pottsville Escarpment, lies on the western part of the Appalachian Basin. This area forms part of the Cumberland Plateau and is represented at the surface mainly by strata of Pennsylvanian age. The basin as a whole contains sedimentary rocks of Precambrian to Early Permian age in a sequence that has a composite thickness for the entire basin of at least 63,000 feet but reaches a maximum thickness at any one place of about 35,000 feet (Colton, 1970, p.13).

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24 USGS Professional Paper 1151-H, 1986: Contributions to the Geology of Kentucky: Structural Geology; Robert C. McDowell

Figure 9-5: Structural Geology of Kentucky 25

     The Appalachian basin is divided structurally into an eastern highly deformed part, the fold-and-thrust province, and a western mildly deformed part referred to as the Appalachian Plateaus; the latter include the Cumberland Plateau of Kentucky and Tennessee. The boundary between these two structural provinces, the Allegheny Front, is placed by many workers at the Pine Mountain overthrust lying in the extreme southeast of Kentucky, resulting in the inclusion of the Cumberland thrust sheet of southeasternmost Kentucky in the fold-and-thrust province.26

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25 Ibid, Figure 16

9.4. GEOLOGY OF THE PROPERTY

     The coal reserve potential of Wolfe County, Kentucky, lies within the Breathitt Formation, containing 15 separate coal seams, which have been mined more or less continuously since about 1918. The seams are generally flat lying with a gentle (10.5 minutes) dip to the northwest. The seams that have been identified as underlying the Properties form part of a north trending ridge. The coal is of variable quality between High-volatile A bituminous and C bituminous. The Vires and Grassy coal beds correlate to the Upper Elkhorn coal beds found in the extreme southeast part of the Kentucky basin, and are the best quality of the coals found in the area. Washed, they range from 14,000 to 14,500 Btu/lb with ash content of 3.5 or less. The Vires seam averages about 20 inches in thickness throughout the southern part of the Campton Quadrangle, thickening in a southern direction, where it is as much as 40 inches near Jackson, Kentucky.27

Figure 9-6: Campton & Landsaw Quadrangle Map excerpts showing Campton Mine 28

Black lines are known coal seam outcroppings of the Seams

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27US Geological Survey, Map GQ-1502, 1978; Campton & Map GQ-201, 1963, Landsaw Quadrangle, Wolfe County; T. Dennis Cosken & Harry P. Hoge; Wallace Hansen & John Johnston, Economic Geology
28 ibid

     The Vires, Grassy and Whitesburg coal seams are the principally produced coal resources in the area. They have been mined generally in the southern half of the quadrangle. These coal beds generally range from 20 to 40 inches in thickness in the southern half of the quadrangle, but thin dramatically to the northeast.

The Zachariah coal bed has been the principal economically viable coal seam in the Campton area. This seam underlies the Property, but is significantly below drainage, and is not presently accessible using conventional mining techniques. It is recommended that at least one core hole be advance to determine seam thickness and quality, to determine the potential for deep mine development.

     The Grassy coal bed attains a thickness of up to 30 inches in the southern part of the quadrangle; however, it is irregular in thickness and commonly channeled out by channels of overlying sandstone. The bed has three coal horizons, separated by thin shale partings.

     The seams are, in ascending stratigraphic order: the Vires (or Upper Elkhorn #1&2 coals), the Grassy (or the Upper Elkhorn #3 coal), the Cannel City (or Amburgy or Williamson coal seam), the Whitesburg, the Fireclay and the Fireclay Rider. (see Figure 9-1). The seam names used in this Technical Report reflect the local names correlative to their respective formal names as set forth by the Kentucky Geological Survey (KGS).

     Exploration drill holes performed on the Properties have not encountered any faults or structural features that would affect mining, other than sandstone washouts of the Vires and Grassy coal beds, which appears to be a common geologic feature in the general area of the Properties.

Item 10: DEPOSIT TYPES

The mineral deposit type being investigated or explored for on the Properties is typically high-volatile bituminous coals, grading from A to C. The primary coal-bearing formations on these properties are Carboniferous in age, in the Lower and Middle Pennsylvanian system, which includes the Breathitt Formation. The average mineable seam thickness for coal horizons in these formations ranges from 1 to 2.5 feet. Coal thickness is fairly constant, but does exhibit localized faulting and bed splitting, where the coal bed is split into horizons by shale or clay partings. Structurally, the strata on the subject property exhibit a regional northeast-southwest strike, and a regional slight (10.5 minutes) northwestward dip with offsets along the faults.

     The seams across the properties are generally continuous and non-complex but may vary in thickness and even locally be absent. Furthermore, the seams are unaffected by tectonic deformation within the reserve areas

     The geologic model implemented for this investigation is a bedded sedimentary deposit model. Drill holes and outcrop sample points were used to define the geology and to verify the coal seam thickness and characteristics.

Item 11: MINERALIZATION

11.1. MINERAL RESOURCES AND MINERAL RESERVES OVERVIEW

     The mineralized zones are typically low-ash, low to medium-sulfur and medium to high heating value, high-volatile A bituminous coals. Although maximum seam thickness may reach over 2.5 feet, the average mineable thickness of the seams in this evaluation generally ranges from 12 to 27 inches. The region has been extensively mined in many of the coal seams. No previous mining has occurred either above or below the reserve area, and no adverse effects upon seam mineability were identified to impact mining of any of the subject seams.

     As previously mentioned, the Grassy seam correlates to the Upper Elkhorn #3 coal seam, which is found throughout the Region. Studies of the Upper Elkhorn #3 coal seam in southeastern Kentucky have developed areal distribution contours for sulphur, ash and B.T.U contents (see Figures 11.1.1,2 and3 below)29.

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29  Quality Characteristics of the Upper Elkhorn No. 3 and Fire Clay Coal Beds; Currens, James C.; Coal and  Coal-Bearing rocks of Eastern Kentucky; Kentucky Geological Survey, 1981, 169pp, pp94-105

Coal Quality studies also indicate that vitrinite reflectance increases from north to south in Floyd County, with this coal demonstrating vitrinite reflectance of 0.8. 30 Vitrinite is a primary component of coal being the organic equivalent, termed a “maceral”, of a rock-forming mineral. Chemically, it is composed of polymers, cellulose and lignin. Vitrinite reflectance is a key method of identifying the temperature history of sediments in sedimentary rocks. The reflectance index is used to provide the Rank of the coal in terms of thermal maturity and also provides an indicator of the maturity of hydrocarbon generation. Generally, the onset of oil generation is correlated to reflectance of 0.5 – 0.6 and the termination of oil generation to reflectance of 0.85 – 1.1. 31 This range suggests that coals in Wolfe County and surrounding areas may have generated liquid and gaseous hydrocarbons that may be located within suitable structural or stratigraphic traps within the Breathitt or surrounding Formations.

     The coal seams are extensive, and the Seams can be mapped throughout the eastern Kentucky coal fields. The surrounding rock types are sandstones, siltstones with clay-shales hosting the various coal seams. The depositional environment of the paleomire also affects coal characteristics, including coal quality and thickness.

      Figure 9-7 “Core Logs for Campton Coal Project”

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30 Petrology, Mineralogy and Geochemistry of Coals in the Central Prtion of the Eastern Kentucky Coal Field; J.C.Hower, A.E. Bland, Faith L. Feline & D.W. Koppenal; Coal and Coal-Bearing rocks of Eastern Kentucky; Kentucky Geological Survey, 1981, 169pp, pp131-146.
31 http://en.wikipedia.org/wiki/Vitrinite

TABLE 11.1: Seam Thickness Summary

Seam	Number of drill holes	Thickness in Inches
		Minimum	Maximum	Average
Vires	1*	00**	30	15
Grassy	3*	24	30	28.5
Cannel City	2	12	14	13
Whitesburg	3	19	24	20.5
Fireclay	2*	27	27	27
Fireclay Rider	1	12	12	12

*Supplemented with outcrop measurement data

Item 12: EXPLORATION

The exploration information has mostly been collected by predecessors-in-leasehold title on the Properties, being obtained using industry standard techniques. Vertical drilling was the most common method of collecting exploration information, with outcrop thickness information made available by Pick and Shovel Mining activities, and previous Kentucky Geological Survey mapping. The spacing of the mentioned exploration drill holes and outcrop sampling points is generally sufficient to define the mineral reserves.

     A total of 3 holes comprise the exploration drilling database covering the 272.12 acres permitted for the Campton Mine, of which all holes were drilled prior to KSEC’s acquisition of the Properties.

     Prior drill information was entered into the Author’s proprietary database and then output into a single, consistent format for geologic and engineering modeling. The Author has independently verified the coal seam correlations by stratigraphic and structural analyses. .

Where coal seam thickness data points were judged to be anomalous, these points were not used for coal thickness mapping.

     Data verification and statements regarding the reliability of the data verified and reviewed by the Author are included in Item 16.

Item 13: DRILLING

     No drilling has been undertaken on the Property by KSEC. Three drill holes of “NQ” diameter have been advanced by Pick and Shovel Mining. The Author, G. Ousley, has entered the drilling information into a spreadsheet combining all other known drill hole intercept information for the permit area held by his client KSEC and developed a resource for that area and a derivative calculation for the area underlain by the Properties.

     Core holes were not logged in the field by a geologist, but by experienced drillers with extensive coal coring experience. Samples taken were placed where the core was available to be described. Drill holes have not been geophysically logged (gamma, density, resistivity, caliper, and sonic) , due to budgetary constraints at the time of drilling. The spacing between the drill holes across the Property is irregular, dictated by access and topography.

     Each of the coal seams intersected by the prior drilling is essentially horizontal (dip is 10.5 minutes northwest). As such, the cores retrieved from the drilling essentially represent the true thickness for each sample. Where geophysical logs were available, they were compared with the driller or geologist logs to determine if any core loss occurred. Where such losses were determined, data from the geophysical logs was used to interpret sample thickness.

     Geologic columns and cross sections were generated by the Author for each of the drill holes and correlations were established for all seams of coal. The correlated seam data were then processed into seam data control maps, which formed the basis for mapping and reserve estimations.

Table 13-1: Drill Hole Summary

Property	Number of Holes Drilled Prior to KSEC	State Public Domain Drill Hole Data	Number of Holes KSEC Drilled	Total Drill Holes	Total Footage Length
Properties	3	0	0	3	633’
Grand Totals	3	0*	0	3	633’

*Outcrop seam data is available, and was used in correlations

Item 14: SAMPLING METHOD AND APPROACH

All of the core samples were handled as per industry standards. Cores were placed in core boxes of the appropriate size. The core diameter size is commonly either 3 or 2 inches. Coal samples for the Campton Mine were transported to a nationally recognized, independent lab, Mineral Labs, Inc of Salyersville, Kentucky. This lab follows rigorous ASTM standards in carrying out sample handling and analyses.

     Once drilling was completed and the core holes logged by the driller or geologist, the cores would typically be inspected by a representative of the owner who would then determine how to sample the cores. As the coal seams on the properties are discrete in nature, the coal samples represent the carboniferous material between the immediate roof and floor contacts which were analyzed in accordance with the owner’s requirements. The entire seam sample inclusive of any in-seam rock partings not capable of being split out during the loading process was typically analyzed to reflect the anticipated quality of the coal as mined (in-seam dilution).

     Coal benches above and below the parting were sampled and analyzed separately. Occasionally, the partings, if any, were included in the sample in-total, and analyzed for in-seam dilution purposes.

     The extent of sampling for geological data is generally sufficient to define the coal thickness of the subject reserves, based on the Author’s examination of data as compared to other Appalachian Basin properties which the Author has examined. The available data does appear to be reasonably representative of the seams based on known regional trends. In all cases where site-specific coal quality data was not available or was insufficient to characterize the coal quality with reasonable assurance, the deposit was classified by the Author as a mineral resource and no recoverable tons were estimated.

Item 15: SAMPLE PREPARATION, ANALYSES, AND SECURITY

     It is customary practice in the U.S. that sampling analysis for coal quality is performed to American Society for Testing and Materials (ASTM) standards. It is therefore reasonable to assume that the samples available for the Property have been largely tested under ASTM standards. The Author was involved in the planning and drilling of each of the drilled core holes, and employed Mineral Labs, Inc. of Salyersville, Kentucky for short proximate analysis, for determination of moisture, ash, sulphur and thermal content, for purposes of establishing final spot sales prices which are based on thermal content, with the exception of data obtained from the initial hole, due to lack of funding for analysis by Pick and Shovel ownership. Mineral Labs strictly follows ASTM procedures.

     It is the opinion of the Author that with the exception of limited quality data, the available data is generally sufficient and reliable to define the reserve areas. Exceptions have been noted in Item 19.

Item 16: DATA VERIFICATION

     For the reserve estimates in this Technical Report, the Author conducted a detailed geological evaluation. This included review and detailed coal seam correlation of all exploration drill holes. Included in the evaluation are: coordination, assembly, and analysis of the reserve data into a digital base map and database system; the mapping and estimation of coal reserves; and compilation of the associated coal quality and reserve tables. An independent evaluation by the Author consists of delineating and/or verifying seam thickness trends, defining intra-seam splitting, and excluding "high reject" areas based on the available data. Detailed estimates of the available coal tonnage have been tabulated by reserve and resource classifications and by mine type for each seam mapped. Coal quality characteristics from available drill hole analysis data and other sources, and have been compiled and are reported in tabulated format.

     The Author did not conduct an independent verification of property control surveys or other property-control instruments, but relied upon representations provided by the taxing authority property valuation boundary mapping. All adverse mineral tracts in the immediate vicinity of the Property have been identified and documented on a compiled map supplied to the Author by the previous owner, Pick and Shovel Mining. No coal tonnages within any adverse areas (not leased) have been included in the mineral resource or mineral reserve estimates.

16.1. DATA VERIFICATION: Campton Coal Mine Properties

     The principle sources of data for the Campton Coal Mine Properties came directly from KSEC or Pick and Shovel Mining, from private information provided by landholders surrounding the Properties, and from public information filings made with various government agencies, either of the State of Kentucky or the Federal Government. The data verified were in the form of maps, tax records, original drill logs, digital database output, and coal quality spreadsheets. KSEC provided its available information to the Author for the purposes of the evaluation. Property ownership was represented to KSEC and thence to the Author by Pick and Shovel Mining by production of copies of registration documents, tax records and other filings. Limitations of the data reviewed include those that for identified drill holes no geophysical logs were available for the drill records. The original driller’s logs were verified, as the Author was directly involved in core placement, data logging, and sample collection.

     The Author was able to interview personnel familiar with the previous exploration and data collection on the Property and surrounding properties. The Author has examined the geologic and mining data used in this report and where the data were deemed anomalous or unreliable, were excluded from digital processing for this Technical Report.

Item 17: ADJACENT PROPERTIES

Mine records are found in the KDMM database for Wolfe County, and in Annual Reports for the Manchester Mining District, no active mines were identified in Wolfe County for 2007, with the exception of the adjacent Idle Time surface mine, previously discussed. Based on production records from 1790 to 2006, Wolfe County has produced seven million-two hundred thousand tons from both surface and underground mines.32

     In Wolfe County, mining activities have been sporadic, with the largest mining group, Locust Grove Mining of Hazard, Kentucky, having operated over 20 contour and/or area mines in the past twenty years.

     For this Technical Report, the qualified person has been unable to verify the information above and advises that the information is not necessarily indicative of the mineralization of the issuers Properties.

Item 18: MINERAL PROCESSING AND METALLURGICAL TESTING

18.1. COAL QUALITY

     Seam quality data, available from exploratory drill holes and mine samples, have been utilized to assist in the determination of coal quality. Drill hole quality was tabulated on a seam-by-seam basis for individual reserve areas on spreadsheets to allow basic statistical analyses (average, maximum, minimum) of the data sets. The arithmetic average by area was used to represent the quality of the reserve areas. In cases where a laboratory test result was judged to be anomalous, and almost certainly unrepresentative of the seam quality within the reserve area (based on other more compelling data), the anomalous data was not used in the computation of the area averages. In these cases, the data is shown with a note explaining the anomalous nature of the data.

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32http://www.uky.edu/KGS/coal/production/WOLFEC.pdf

     Drill hole seam quality data was reasonably adequate for the reserve areas, especially when combined with historical information on shipped products and the knowledge of the regional coal quality characteristics of the subject seams. Due to variability in the statistical validity of the coal quality averages from one reserve area to another, the number of samples available to represent the reserve is shown on the detailed quality spreadsheets. Where only limited data is available to represent coal quality, additional sampling and laboratory testing is recommended to confirm the reserve yield and quality projections.

     Report users should understand that there are limitations to the use of the average coal quality estimations presented herein. Drill hole data for average quality characterization is limited for some areas; but even where sufficient drilling exists, there can be significant quality variation between drill holes. Detailed seam quality tables prepared during this evaluation incorporate information regarding the range and variability of coal quality parameters. These are on file with KSEC and with the Author to augment the findings of this report. The run-of-mine samples reported below were taken from the adjacent Idle Time mine, and are based on a sold composite quality for the identified seams. While the samples are not representative, they are indicative of the quality and grade of coal being mined at that location and on that date, and which is likely to be encountered as the mining advances into the Property in the Spring, 2009.

Table 18.1: Run-of-Mine Grab Sample Assay Results, Adjacent “Idle Time”Project

Seam	Moisture %	Density	Ash %	Volatile %	Thermal BTU/lb	S %
Cannel City	6.67	1.32	7.0%	n/a	13,633	1.81
WB	7.20%	1.33	8.0%	n/a	12,540	2.90
Grassy	15.7	1.41	16.30	n/a	11,270	1.02

     In general, the mining and processing plans of KSEC, and as considered by the Author, envision that the surface mined coals will be direct shipped without washing, unless saleable quality is adversely affected. To date, the use of available custom washing has not been justified as economic. Mineable coals will likely be sold on a raw, direct-shipped basis, with lower quality coals blended with higher quality coals to achieve a pre-determined economically viable end use product.

     An eight-percent (8%) product moisture content is anticipated for shipped products and is utilized for the tonnage and quality estimates presented herein.

18.1.1. Chlorine Content

     Research has shown that chlorine concentrations in coal beds tend to be low at the outcrop and increase as the seam increases with depth near the center of basins.33 In general, high chlorine values equal to or greater than 0.30% in the Illinois Basin tend to cause fouling and/or slagging corrosion in high temperature boiler units of coal-fired utility plants. Overall, the mean arithmetic concentration of chlorine in coal from the U.S is reported to be 0.021%, with a worldwide mean concentration of 0.10% . Chlorine content of Eastern Interior Basin coals ranges from 0.00 to 0.80. 34

     Chlorine content of the coal beds of the Campton Coal Mine resource and reserve base has not been determined; it is recommended that a complete mineral constituent analysis on each seam be obtained, to insure unexpected boiler fouling marketing problems are not problematic.

18.1.2 Trace Elements

Eastern Kentucky coals are low in many trace elements as compared to the Earth’s upper continental crust 40. Mean (arithmetic mean) contents of arsenic, mercury and lead trace elements for all seams 41 are shown below in Table 18-2

Table 18-2: Summary of Arsenic, Mercury and Lead Trace Elements in Eastern

Kentucky (Central Appalachian Coal Basin) Coals

Central Appalachian Coals	Arsenic (ppm)	Mercury (ppm)	Lead (ppm)
Average—9 samples	20	0.21	9.32

     The U.S. average concentration of mercury in coal is 0.17 ppm for in-ground concentrations (U.S.G.S. COALQUAL database) and the average mercury content in coal for U.S. coal basins are shown  in Figure 18.1

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33 Distribution of Chlorine in United States Coals; L..J. Brag, Coal Science and Technology, 1991. Volume 17
34 Chlorine in Kentucky Coals”James C. Hower, Journal of Coal Quality, October-December 1991, Volume 10. Number 4. pages 152-158

Figure 18-1. Mercury input loadings (in pounds of mercury per 1012 British thermal units (lb/Hg/1012 Btu) of in-ground coal for selected U.S. coal-producing regions.

Trace element content of the Campton Coal Mine resource and reserves have not determined; as in Item 18.1.1 above, trace element concentrations for those elements listed below should be determined. Public domain averages for selected coals in Wolfe County, Kentucky are shown in Table 18-335.

Table 18-3:  Average Concentrations of Arsenic, Mercury and Lead Trace Elements in  Selected Coal Beds in Wolfe County, Kentucky

Seam Name	Arsenic (ppm)	Mercury (ppm)	Lead(ppm)
Zacariah	11	0.06	6.6
Zacariah	79	0.16	15
Little Caney	7.5	0.1	8.1
Little Caney	48	0.19	11
Grassy Warm Fork	160	0.14	18
Contrary	87	0.045	5.1
Little Caney	34	0.095	8.8
Zacariah	34	0.05	9.8
Vires	1.1	0.22	7.8

______________________________
35 Kentucky Geological Survey—GIS Database-Elemental Analysis of Selected Coals in Wolfe County

Item 19: MINERAL RESOURCE AND MINERAL RESERVE CRITERIA AND DEFINITIONS

19.1. INTRODUCTION

     The mineral resource and mineral reserve estimates were prepared in accordance with CIMDS on Mineral Resources and Mineral Reserves and the SEC Industry Guide 7, as allowed under Part 7.1 of NI 43-101 for properties located in the US. The tonnage estimates provided herein report in-situ resources as measured, indicated, and inferred and those resources are exclusive of the reported proven and probable reserves, which are on a moist, recoverable basis.

     As is customary in the US, the categories for measured, indicated, and inferred resources and proven and probable reserves are based on the distances from valid points of measurement as prescribed in SEC Industry Guide 7.36

     Key assumptions, parameters, and methods under which the mineral reserve estimates were prepared are summarized under Item 19.6 for the Properties. The estimates were prepared after consideration of all known geologic, mining, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues. In-situ mineral resource estimates are provided for informational purposes and have not been considered in the economic assessment.

     The mineral resources and reserve estimates and the associated quality are presented in the summary tables in Items 19.8 & 19.9. Neither the Author nor any of his employees have any interest in the mineral reserves evaluated in this Technical Report or in KSEC. The Author’s fees for preparing this Technical Report are based on standard rates and under terms of its engagement with KSEC and are not dependent upon any pre-determined findings.

19.2. DEFINITIONS AND APPLICABLE STANDARDS

     For this report, the Author, in accordance with NI 43-101, has classified the coal as "resource" and "reserve" according to definitions published in CIMDS as adopted in December 2005. In this standard, a Mineral Resource is defined as “ ..a concentration of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."

______________________________
36 The mineral reserves are subdivided into classes of proven and probable following US guidelines provided for in SEC  Industry Guide 7. Proven reserves are those lying within ¼.-mile radius of a valid point of measurement. Probable reserves are  those lying between ¼-mile and ¾-mile of a valid point of measurement.

     Mineral Resources are subdivided into classes of measured, indicated, and inferred, with the level of confidence reducing with each class, respectively. Coal resources are reported as in-situ tonnage and are not adjusted for mining losses or mining recovery.

     Resources have been estimated and classified as measured, indicated, and inferred following US guidelines provided for in SEC Industry Guide 7. Measured resources are those lying within a ¼-mile radius of a valid point of measurement. Indicated resources are those lying between ¼-mile and ¾-mile radius from such an observation point. Inferred resources lie more than a ¾-mile radius from a valid point of measurement but less than 3 miles from one. These classifications connote the degree of reserve estimation reliability based on distance from known points of measurements.

     A Mineral Reserve is defined as " ... the economically mineable part of a Measured or Indicated mineral resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined."

     As suggested in the CIMDS, mineral resources and mineral reserves are herein reported exclusively. The measured, indicated, and inferred in-situ mineral resources are exclusive to the proven and probable mineral reserves (recoverable, as-received basis). The resource tables are always presented in the Technical Report separately and exclusively of the reserve tables.

     A preliminary feasibility study is a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective method of mineral processing has been determined and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

    "Reserves", as strictly defined by the CIMDS, are those coal deposits that exhibit:

(1)	geologic assurance of existence and continuity, and

(2)	economic feasibility of recovery, as demonstrated by at least a Preliminary Feasibility Study

     Economic feasibility may be evaluated by interrelating coal thickness; overburden thickness; coal quality; costs of mining; processing; transportation; and expected selling price, among other factors. The reserve assessment provided herein addresses and summarizes the factors described above. In addition, the reserve area identified was subject to a preliminary feasibility study using the Company's Plan and independent estimates of capitalization, revenue, and mining cost by the Author.

     As part of this evaluation, the following mineability factors were examined in addition to those concerned more specifically with geologic conditions: mining height, clean tons per foot of advance, intervals between seams, interval to rider coal, reserve size, coal quality, and surface mining ratios.

19.3 NAME, QUALIFICATIONS AND RELATIONSHIP OF QUALIFIED PERSONS

Located in Prestonsburg, Kentucky, the Author prepared this Technical Report. The Author, Gary D. Ousley, is a registered Professional Engineer in the States of Kentucky and West Virginia. Mr. Ousley is the President of Alchemy Engineering Associates, Inc. Alchemy Engineering staff have engineering and geological registrations in the states of West Virginia and Kentucky, and has performed evaluations of coal mineral resources in Tennessee, Virginia, Alabama, Colorado and New Mexico. Alchemy was founded in 1975 and currently employs approximately 15 professionals, including mining and civil engineers, land surveyors, field geologic technicians and GIS and graphics professionals. It maintains associations with professional geologists, other mining and civil engineers, archaeologists and environmental science professionals.

     The Qualified Person, Gary D. Ousley, P.E./L.L.S., has been responsible for direct supervision of this Technical Report. Mr. Ousley graduated with a Bachelor of Science in Mining Engineering from the University of Kentucky in 1975, and maintains licensure as a professional engineer in Kentucky and West Virginia, and as a land surveyor in Kentucky. He has been employed with Alchemy Engineering Associates, Inc. since 1986, working and managing coal mining projects throughout the U.S.

     Mr. Ousley was involved with preparing the reserve evaluation in accordance with CIMDS (2005) and SEC Industry Guide 7. Mr Ousley was also involved with the assessment of geologic modelling, mine planning, infrastructure exposure, transportation costing, production cost estimations, and reclamation liability for the Campton Mine. Other professionals contributing to this Technical Report are Mr. Robin Scudder, GIS professional and mine planner/permit preparer, and Roland Larsen, P.G., for mining administration, business plan preparation and review, on behalf of KSEC.

     The Qualified Person (Author) has no relationship with KSEC other than the assignment to prepare this Technical Report. He has been assisted by Roland Larsen, CEO of KSEC

19.4. IMPACT OF OVER- AND/OR UNDERMINING

     An understanding of the potential for sterilization of otherwise surface mineable reserves through spoiling from overlying seams, previous deep or auger mining, which could adversely affect highwall stabilities, or poor ground control during mining (highwall stability issues) is essential for reserve classification and estimation. Hence, evaluation of reserve areas in relation to previous mining of overlying/underlying seams is germane to the assessment of mineability. To the Authors' knowledge, the surface mineable reserves are unencumbered by potential impacts from previous mining above or below any seam. No seams underlying or overlying the planned mine area have been previously deep or surface mined.

19.5. KEY ASSUMPTIONS, PARAMETERS, AND METHODS USED TO ESTIMATE MINERAL RESOURCES AND RESERVES

     Reserve estimation criteria were established to assure that the basic geologic characteristics of the reserves (e.g., minimum coal thickness, host rock conditions, inner-burden intervals, etc. are in reasonable conformity with present and past known mine operation capabilities on the Seams. The reserve estimates have been prepared using industry-standard methodology to provide reasonable assurance that the reserves are economic and recoverable.

     After the geology was verified and properly correlated within the Author’s proprietary database, it was then brought into the SurvCadd/Autocad software package for geological modeling. The modeling program was used for all coal thickness and overburden mapping, as well as for delineation of mineable acreage and thickness for reserve and resource estimates.

     Since a digital geological model has been prepared as part of this study, multiple cases can be generated in the future to assist with mine planning optimization and further reserve definition.

     The estimated, average seam densities for potential mineable areas were then factored in the equations that incorporated the average seam thickness and acreages of potential reserve areas in order to estimate the in-place coal tonnage. Appropriate mine recovery and wash recovery factors, where applicable, based on available quality or estimated based on specific gravities, were applied to determine recoverable tons.

     The enclosed tables provide separate estimates of mineral resources and mineral reserves, which were estimated exclusive of one another.

     Mineral reserve tons in this evaluation are reported on a moist, recoverable basis, representing the saleable product from the Property. Out-of-seam dilution and preparation plant inefficiency is not factored into the quality and tonnage estimates. These factors are taken into consideration in the assessment of mining and coal preparation and in the assessment of the viability of the reserves undertaken for Item 25. A property control map and a reserve map for each individual seam of the Property is provided in Item 26.

19.6. RESOURCE AND RESERVE ESTIMATION CRITERIA – CAMPTON COAL MINE

     The following criteria were utilized for the calculation of deep and surface mineable reserves on the Tram Mine property:

TABLE 19-1: CAMPTON COAL MINE - RESOURCE AND RESERVE CRITERIA

	Parameter	Technical Notes
Reserve Classification
Reliability	0 - ¼ mile radius	Proven or Measured
	¼ to ¾ mile radius	Probable or Indicated
	¾ to 3 mile radius	Inferred
Resource and Reserve	Mineral Reserve	Economic viability is based on a
Categories		preliminary feasibility study
Reported on in-situ basis only
Mineral Resource
Date of Study as regards mine	January 2, 2009 in respect of	Mining will commence on or about
depletion	adjoining properties	Spring, 2009
Surface Mineable Resources and Reserves
Mining Type	Surface/Auger/Thin-seam
Seam Density	Use laboratory apparent specific	Variable, dependent upon seam
	gravity where available. Where not	characteristics. Based on available
	available, used Dry, Raw Ash	drill hole quality, or in the absence of

	formula: Specific Gravity=(%raw	laboratory data, estimated by
	ash/100)+1.25	approximately 1,800 tons/acre foot
for a “clean (undiluted)” seam
Barrier around old deep mines	None	Maintain barrier pillar integrity
Minimum Interval between	None	Affects mining method type, i.e.,
mineable seams		contour/auger or area/mtr
Maximum in-seam reject	50% for reserve area	Local variations may apply
Minimum seam thickness	6 inches	Recovery dependent upon roof and
floor rock type and stability
Mine recovery	80%	Pit loss at 20%
Wash recovery	Not applicable
Basis for isopach mapping used	Total seam thickness (in-seam basis)
for reserve estimates
Out-of-seam dilution	Not considered for tonnage estimate
Product tons	Moist, in-seam, undiluted basis	No preparation plant efficiency
considered
Overburden Limit	15:1 maximum stripping	Ratios may vary with rock durability
	ratio—Area Mining, 10:1 max.	index, degree of weathering, etc.
contour method
Minimum interval thickness to	N/A—surface mine resource
overlying main roof
Faults/Wash Channels	Pit loss; may affect mine planning
Well bore penetrations	None in area
Product moisture content	8.0%

Note: Practical exceptions made based on well-demonstrated mining success as warranted

19.7 SUMMARY OF RESOURCE ESTIMATES

     The following table provides a summary of the Campton Coal Mine mineral resource estimate. The mineral resource has been estimated exclusive of reserves, is reported herein on an in-situ basis and has not been incorporated into the preliminary feasibility study.

Table 19.2: Summary of Resources (Tons)

Area	Type	Permitting Status	Total Resources (In-Situ)
			Measured	Indicated	Total	Inferred
Wolfe County, Campton Mine All seams	Surface	Permitted	0	1,150,800	1,150,800	0
Wolfe County, Campton Mine	Surface	Planning and/or Permit Pending*	0	0	0	4,482,200
					1,150,800	4,482,200

19.8 SUMMARY OF RESERVE ESTIMATES

     The mineral reserves reported in the tale below represents the economically viable coal mineral that KSEC currently has contracted for mining based upon its business plan of January 2, 2009. The mineral reserves are based on an independent evaluation of the coal geology and a prefeasibility study of the mineral reserve deposits.

Table 19.3: Summary of Reserves (Tons)

AREA	MINE TYPE	PERMIT STATUS	TOTAL RESERVES (Moist Recoverable basis)
			Assigned		Unassigned		Total
			Proven	Probable	Proven	Probable
Campton	Surface	Issued	0	920,000	0	0	920,000
Campton	Surface	Pending	0		0	0

*Permit pending: application submitted to State and permit number assigned for new permits and amended areas use existing issued permit number with suffix of amendment number

     The extent to which the mineral reserves may be affected by any known environmental, permitting, legal, title, variation, socio-economic, marketing, political or other relevant issues has herein been given rigorous review. Similarly, the extent to which the estimates of mineral reserves may be materially affected by, mining, metallurgical, infrastructure and other relevant factors has also been considered. The Author is not aware that any of these factors could be reasonably construed to potentially affect the classification of the reserves. Where any such issues were known to exist, the coal was classified as mineral resource or eliminated from consideration. Additional information on these matters is proved in the following discussions.

     Contract specifications from the target thermal coal markets in the Eastern Kentucky area were reviewed and the average product qualities were found to be reasonable and forecasted as economic. The estimated quality of the mineral reserve is summarized below.

TABLE 19.4 SUMMARY OF RESERVE QUALITY OF CAMPTON MINE BY SEAM

Seam	Mine Type	Permitting Status	Dry Basis						No. of Samples	Product Type
			Moisture	Rec.***	Ash	Sulphur	Btu/lb	SO2
Vires	Contour	Permitted	7.0	100.0	3.22	1.34	14258	1.88	1	Outcrop
Grassy	Contour	Permitted	7.0	100.0	4.74	2.1	14137	2.97	3	Core
Cannel	Area		7.0	100.00	4.34	2.72	14135	3.84	1	Core
City
Whitesburg	Area	Permitted	7.0	100.00	20.94	4.29	11496	7.46	1	Core
Fireclay	Area	Permitted	7.0	100.00	19.69	1.73	11621	2.98	2	Core
Fireclay R	Area	Permitted	7.0	100.00	ND	ND	ND	ND	0	Core

**	Pending means the Application has been submitted to the State and permit number assigned for new permits and amended areas use existing issued permit number with a suffix of amendment number
***

Rec. means processing recovery. Where value is 100%, the coal is planned to be sold on a direct-shipped basis and the quality data shown is on a raw basis. Where the value is less than 100%, either: 1) all of the coal will be washed and the data shown is on a washed basis ; or 2) a portion of the coal will be washed and the data is shown on a pro-rata raw/washed blend basis

Item 20: OTHER RELEVANT DATA AND INFORMATION

     Excluded from the scope of work was the verification by the Author of leases, deeds, surveys, or other property-control instruments pertinent to the subject reserve. The Properties have been represented to KSEC and to the Author that KSEC owns valid mining rights to the reserve as shown on the property maps prepared by Pick and Shovel Mining. The Author has accepted these representations as being a true and accurate depiction of the mineral and surface rights controlled by KSEC.

     The determination of economic viability is based on a feasibility study conducted by KSEC, which included a comprehensive study of mineability and a detailed projection of mining cost on the reserve areas.

     The Author has not conducted an independent assessment of the financial condition of KSEC and express no opinion as to matters of a financial nature other than those considered in its assessment of the mineral reserve.

     The KSEC Plan shows net income received from coal sales from the Property for a three-year period. Readers are cautioned that net receipts will be entirely dependent upon the continued profitability of the Campton Mine, which can be affected by adverse geologic and/or market conditions, including diminished coal quality or quantity due to geologic anomalies, lower coal market prices and/or diminished demand for coal.

     Congress is expected to amend the Mine Improvement and New Emergency Response Act of 2006 (MINER Act). New requirements under amended regulations could adversely affect underground coal mining productivity and cost, and although not an issue with this Project, the regulations would affect all underground operations in the U.S. If implemented, they are expected to change the competitive position of underground-mined coals within the Central Appalachian Coal Basin (and elsewhere). Additional legislation and regulatory standards will equally affect competing operations, thus it can be reasonably inferred that surface-mined coals will be become more important, competitively.

     After years of decline following implementation of the Clean Air Act of 1990, coal production in Eastern Kentucky continues to expand as demand for lower sulphur coal and metallurgical grades of coal increase. Notwithstanding recent decreases in coal prices due to uncertain financial markets, demand for high quality coal is expected to remain consistent for the next 3-5 years.

Item 21: INTERPRETATION AND CONCLUSIONS

21.1. INTERPRETATION

     There has been sufficient data obtained through various exploration programs and sampling to support the geological interpretations of seam structure and thickness for the coal horizons situated on the Campton Coal Mine Property. The data is of sufficient density and reliability to reasonably support the mineral reserve and mineral resource estimates in this Technical Report under guidelines established by the CIMDS and SEC Industry Guide 7.

     This geological data and a preliminary feasibility study considering mining plans and cost estimates are sufficient to support the classification of the mineral resource and reserve.

21.2. CONCLUSION

     The assessment combined with the mineral reserve evaluation conducted in accordance with CIMDS and the U.S. SEC Industry Guide 7 is sufficient to conclude the mineral reserves are economic under reasonable expectations of market prices for thermal coal produced from the reserve property.

ITEM 22: RECOMMENDATIONS

     The Author and the management of KSEC have discussed recommendations for further development, including acquisitions of additional mineral extraction rights in the area of south eastern Kentucky, as the mining reserve on the Campton leasehold is of finite duration.

     The Authors recommend the following actions be taken on the Property for further development:

1.

Exploratory drilling of the southern portion of the Property lands to confirm the thickness, separation, depth and quality of the Seams, prior to commencement of mine planning and permitting activities and associated engineering expenses;

2.	Confirm land survey boundaries in the permitted portions of the Property to ensure boundaries of mineral resource and proper payment of land owner royalties, and for future boundary re-establishment.

Table 22.1: Estimate of Proposed Drilling Exploration Budget for Life of Mine (LOM)

Property	No. of Holes	Length (ft)	Drilling Costs	Geophysical Logging	Coal Quality	Other Exploration Costs	Total Cost
Leasehold	15	300/ea.	$120,000	$20,000	$10,000	$25,000	$175,000
Grand Totals	15	4500	$120,000	$20,000	$10,000	$25,000	$175,000

ITEM 23: REFERENCES

1. )	National Instrument 43-101 Standards of Disclosure for Mineral Projects, Form 43·101F1 and Companion Policy 43-101CP

2. )	CIM Definition Standards - On Mineral Resources and Mineral Reserves - adopted December 11, 2005 - Canadian Institute of Mining, Metallurgy and Petroleum (CIM) (10 pp.).

3. )

Standards and Guidelines for Valuation o/Mineral Properties Special Committee of the Canadian Institute of Mining, Metallurgy and Petroleum Valuation of Mineral Properties (CIMVAL) February 2003 (final version) 33 pp.

4. )	Exploration Best Practices Guidelines, Canadian Institute of Mining, Metallurgy and Petroleum (CIM), March 9,2003

5. )	Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, Canadian Institute of Mining, Metallurgy and Petroleum (CIM): Adopted by CIM Council on November 23,2003

6. )	A Standardized Coal Resource/Reserve Reporting System for Canada, Geological Survey of Canada Paper 88-21,46 pp.

7. )	TSX Venture Exchange -Appendix 3G - Valuation Standards and Guidelines for Minerals Properties -(January 1,2004)

8. )	Description of property by issuers engaged or to be engaged in significant mining operations, United States Securities and Exchange Commission, Washington, DC, Industry Guide 7 (SEC 2056 (5-07) 37pp.

9. )	Wood, G,B" Mehn T.M., Cm1er, M.D., and Culbertson, W.C., 1983, Coal Resource Classification System of the U.S.. Geological Survey, Geological Survey Circular 891, 65

10. )	Energy Information Administration, 2007Annual Coal Report.

11. )	Cobb and others, 1985, Kentucky coal: Kentucky Geological Survey, ser.l1, Reprint 20, 17 p.

12. )	Kentucky Coal Facts 2005-2006 Guide, Prepared by the Kentucky Office of Energy Policy Division of Fossil Fuels and Utility services and the Kentucky Coal Association,38pp

13. )	Wood, Gordon H., Jr., and William V. Bour, III, 1988, Coal Map ofNorth America: United States Geological Survey, 2 map sheets, 1:5,000,000.

14. )	Rice, Charles L., (ed) USGS Prof Paper 1151-H, ed.,1986

15. )	Kentucky Geological Survey, 1981; Coal and Coal Bearing Rocks of Eastern Kentucky, 168pp

16. )	The Coal Sector-Turning up the Heat; Dundee Securities Corporation; Srinivasa HK, Talbot DA, Thaemlitz R, August 27, 2008, 58pp

ITEM 24: DATE AND SIGNATURE PAGE

     The effective date of this Technical Report is February 2, 2009

Item 25:	ADDITIONAL REQUIREMENTS FOR TECHNICAL REPORTS ON DEVELOPMENT PROPERTIES AND PRODUCTION PROPERTIES

25.1      Surface Mining Operations—Planned contour and area mining of multiple seams.

25.1.2    Mining Plan

     A detailed mine plan has been prepared for the Campton Coal Mine by KSEC, under the supervision of Author Gary Ousley, acting as an independent contractor to KSEC. The mineral resource (mineable in-place) for the 272 acres of permitted lands is 1,150,000 tons, with an expected recovery of 80% (920,000 tons) of the in-place resource. Additional property controlled by KSEC is projected to contain an additional 4,798,000 resource tons, with an aggregate resource of 5,683,000 tons.

MINING SEQUENCE PLAN

     The permit application proposes to utilize the surface contour method to mine the Vires and Grassy coal seams and the area method to mine the Cannel City, Whitesburg and Fireclay coal seams. This operation proposes to disturb a total of 272.19 surface acres, which consists of haul roads, surface mining areas, ten (10) hollow fills, eight (8) embankment sediment control ponds and associated access roads, stream access corridors, and on-bench sediment control structures.

     Access to the operation shall be provided by the existing county road which is located within 100’ (0’ min.) of the proposed mining area and two other constructed haulroads. Haulroad #1 is an existing access road, permitted under Idle Time Enterprises permit #919-0062. This road has been extended by the addition of Haulroad #2, which terminates at the permit area. An agreement from the Wolfe County Judge Executive has been obtained which allows mining from, below, and underneath the county road. The operation will involve periodic closure of the public road (not to exceed six months) during the course of mining and reclamation operations. When necessary, temporary roads will be constructed to allow public access through the permit area. Further, access will be provided during times of emergency for local residents as necessary to ensure public safety. There are no dwellings located along the roadway for which access is crucial and the county road shall be re-established as concurrently as possible to the existing centerline, as mining progresses. Coal haulage along utilizing this road shall be primarily along the roadway off the Hollins Branch side.

     Upon issuance of the permit, Mining Increments 1, 2 and 3 were bonded, prior to any disturbance taking place. Haulroad #2 has been constructed and certified, along with Pond #1.

     Upon completion of pond construction, it is anticipated that contour mining operations on the Vires and Grassy seams shall commence on Increment #3. Clearing and grubbing shall be done progressively as mining advances with the de-vegetated material being either piled and burned, chipped, or windrowed along the permit boundary, any one or all three of these options can be utilized by the applicant at their choice. After clearing and grubbing the surface operations area, all available topsoil will be removed and stored, as described in the approved Topsoil Handling Plan. Prior to the removal of overburden, a drill bench will be built by means of a dozer and other mechanical means (currently completed for the Vires seam within Increment #3. This drill bench will be relatively flat to accommodate a drill; following drill bench preparation, there will be drilling along with the initiation of blasting. An approved Blasting Plan has been obtained from the Regulatory Authority. Construction of Hollowfill #3 will commence with rock from the initial blasting being used in underdrain construction prior to fill construction, as described in approved Spoil Storage Facility Construction Plan. When adequate rock core has been installed in that portion of the fill a second contour cut may be commenced with, as before, any rock generated to be used in the construction of the rock core and spoil to be placed in the area in which the first cut was taken. Prior to dumping in the fill, should any acidic strata be encountered, it will be intermixed with an equivalent of CaCO3 to neutralization using selected strata containing excess CaCO3. This procedure will be repeated should any strata be found to be toxic. After blasting has occurred on each mining area, the spoil will be removed by coal and rock loaders and transported via rock trucks to the appropriate fill areas. When all spoil material has been completely removed, coal will then be extracted and transported off the job via coal trucks. Once the contour cuts have been made mining will move on to area mining of the Fireclay, Whitesburg and Cannel City seams using a cross ridge type mining operation by placing spoil over into the previously mined areas.

     Sediment will be controlled on Increment #3 by pond #1. As mining progresses with the bonding of further increments, additional ponds and diversion ditches will be constructed. The location of the sediment ponds and ditches is shown on the Mine Reclamation and Plan map and the Watershed Sedimentology Units map. The design information for the sediment ponds and their relevant diversion ditches is provided in Items 31 and 32 of the approved permit package. At some on-bench pond locations, mining operations will have to occur prior to pond construction to make room for the pond, with in-pit retention of collected rain water, where applicable. At these locations, the disturbances will be kept to a minimum and straw bale dikes or silt fences or a combination there of will be used as temporary sediment control. Runoff will be diverted to and maintained in the mining pit until the pond for that area is constructed. This will ensure that water does not leave the disturbed portions of the permit area before passing through a sediment control structure.

     Mining will continue in this manner over the entire permit with the construction of the relevant hollowfills and backfilling to be conducted to at least the approximate original      contour.

     Reclamation of the mining area shall adhere to guidelines as set forth by 405 KAR 16:020, Contemporaneous Reclamation. These guidelines are as follows:

     All mining will be kept contemporaneous with coal removal in any given location being completed within sixty (60) calendar days after the initial excavation for the purpose of removal of topsoil or overburden at that location. There shall be only one (1) pit allowed per permit area.

     Upon final placement of backfill material, the area will be walked down with a dozer with the placement of topsoil being implemented. Following topsoil placement the area will be seeded with species of grasses and legumes listed in item 22.2 of the approved permit document.

     The following Best Management Practices (BMP's) will be utilized to aid in sediment control during the construction of all embankment and dugout ponds. BMP’s may include, but are not limited to, any of the following, singly or in combination:

1.	Minimizing all necessary disturbances.

2.	Construction of temporary berms, diversion ditches, placement of rip-rap, silt fences, straw bale barriers, etc.

3.	Land grading, reshaping and immediate revegetation of all disturbed areas.

4.	Maintaining necessary silt controls throughout the life of the project

5.	Construct ponds in periods of Low Flow or dry weather.

     Major equipment to be used in this operation includes dozers, blast hole drills, coal augers and/or thin-seam miners, rock and coal loaders, excavators, rock trucks, road graders, water trucks, coal pit sweepers and fuel and mechanics’ trucks. A mine office trailer has been established on-site, which is supplied with heating/cooling, first-aid supplies, and phone service.

Page81 of 103

25.1.3     Coal Transportation

     Mine production is scheduled to be transported by contract trucking 100 miles to Cattlettsburg, located on the Big Sandy River, the point of sale, at an inclusive charge of $US 13.00 per ton. The Campton Mine is located within 50 miles of several CSXT rail coal loading facilities. Should a marketing opportunity be presented requiring railroad delivery, short distance truck hauling would be utilized.

25.1.4     Financial Summary

     The Campton Coal Mine is scheduled to commence coal production operations in April, 2009, and reach planned production levels in June, 2009. With an initial up-front capital outlay estimated at 1.1 million dollars ($US) for project purchase and initial startup site preparation, a positive net cash flow of $804,000 is projected in 2009 (9 production months), using a 10,000 tons/month production rate, a $60.00 (US)/ton sales price, and standard operating cost deductions from gross cash flow ($5,400,000 less 4,592,600 total).

TABLE 25.1: ESTIMATED FINANCIAL SUMMARY – CAMPTON MINE NET 3-YEAR INCOME PROJECTION

	2009	2010	2011	Totals
Prices: fob mine $US/t	60	60	60	60/avg./yr.
Production: tons	90,000	120,000	120,000	330,000
Capital Investment: $US	4,592,600	5,400,000	5,400,000	-15,392,600
Net Cash: $US	804,000	2,130,650	2,130,650	5,065,300
IRR	119.5%

25.1.5 DISCOUNTED CASH FLOW ANALYSIS

     The Net Present Value of the project cash flows is $US $12,084,700.71 at an eight percent (8.00%) discount rate (10-year projection, $1.1 million initial investment). The Internal Rate of Return (3-year, $1.1 Million initial investment) is 119.5%, reflecting the low capital input cost.

25.1.6 ENVIRONMENTAL AND REGULATORY

     The existing mine surface is located in a very rural area, and is secluded from densely populated areas. The project should be naturally screened by forest cover from passing public view, except for a portion of the adjoining access road from Ky. Rt. 15. The mine is isolated from the general public, operates only during daylight hours and thus is unlikely to have any significant visual or auditory impact.

     KSEC reports good relationships with the regulatory agencies with no violations at present.

25.2 MARKETS REVIEW

     As currently planned, Coal to be mined from the Campton Coal Mine is to be sold on a spot basis, and, as such, there is no protection from price movements. The Author has been advised it is the intent of KSEC management to consider longer term sales contracts (1 year duration or greater) as start-up issues are resolved and production levels and coal quality stabilize.

     Coal mined from this area of Kentucky is regarded as high-grade thermal coal which customers will prefer in the event of a decline in market prices or in demand, although higher sulfur content (exceeding 1.5%) may be an issue at power plants with no SOx control systems. Currently, demand for both thermal and metallurgical grades of coal has softened considerably from early to mid 2008 demand; however, permitted, low-mining cost reserves remain in short supply. With the strengthening of US currency, and the softening of import demands from China and India for both steam and metallurgical coals, average prices have fallen nearly 100% from Summer, 2008 highs of $130.00/ton for NYMEX-specification coals. Current NYMEX-traded coal prices range from $58-63.00/ton, f.o.b. barge. Rail rates have fallen even lower. Market projections for 2009 remain in this range. It is interesting to note that as prices have fallen, U S thermal station stockpiles remain lower than normal.

     The majority of East Kentucky coal is sold into the southeastern states for thermal power generation, and must compete with natural gas co-generation stations. Fifty percent (50.0%) of the United States electricity is generated from coal sources. Currently, at $0.071/kwh, there is a substantial spread between the relative prices of natural gas and coal. At $120/ton for Central Appalachian coal (12,000 BTU/ton) the natural gas equivalent price is $7.60/mmBTU. Every $1.00 /mmBTU change in natural gas prices will equate to a change of $16.00/mmBTU for coal. Current cost of coal in the United States for power consumption (2007) was under $3.00/mmBTU 37

     Recent (November 15, 2008) declines in oil and natural gas prices to $4.11/mmBTU would suggest that coal equivalency pricing in the Central Appalachian Basin for thermal electric prices should drop by $65.76 from recent price levels of $125 – 135/ton. In fact, prices have declined to the $58 - $63/ton price range and appear to be holding steady. 2007 prices averaged $36.08 per ton for thermal coal and $94.97 for metallurgical coal. 38

     The recent G20 meeting dealing with the world financial crisis will have significant impact upon levels of economic activities in the industrialized economies, directly affecting basic energy requirements and related commodity prices, including coal.

______________________________
37The Coal Sector-Turning up the Heat; Dundee Securities Corporation; 27 August, 2008; Harish Srinivasa et al, pp58
38 EIA;“Coal Supply and Demand, 2007 Review”, 13pp;http://www.eia.doe.gov/coal/page/special/feature.html

APPENDIX 1:ASSAY CERTIFICATE; MINERAL LABS INC

Hole 2

MLI
MINERAL LABS, INC.

Box 549
Salyersville, Kentucky 41465
Phone (606) 349-6145

Company

CERTIFICATE OF ANALYSIS

STEVE GRAVES
2392 ABBEYWOOD ROAD
LEXINGTON, KY 40515

Lab No. 160509778
Date Rec'd. 5/30/06
Date Analyzed 5/30/06

SAMPLE IDENTIFICATION AS SUPPLIED BY SAMPLER

Sampled By CUSTOMER Sample Type:

)B #1 69' DOWN
[RECLAY SEAM SAMPLE #2
\MPLE WEIGHT = 518.2 GRAMS
\ALYSIS ON SHALEY COAL 8 1/4"
)RE SAMPLE

	% Moisture	% Ash D3174-97	% Volatile D3175-97	% Fixed Carbon (Calculated)	BTU® D5865-99a	% Sulfur D4239-97 (Method C)
As Rec'd.	4.16	17.13	XXX	XXX	11,533	1.60
Dry Basis		17.87	XXX	XXX	12,034	1.67
M.A.F.B.T.U. (Calculated)					14,652	

Free Swelling Index No. D720-91 XXX

Grindability Index No. D409-97a XXX

-FUSION TEMPERATURE OF ASH- D1857-87 (1994)

	Reducing		Oxidizing	
Initial	XXX	°F	XXX	°F
Softening	XXX	°F	XXX	°F
Hemispherical	XXX	°F	XXX	°F
Fluid	XXX	°F	XXX	°F

SCREEN ANALYSIS D 4749-87

X X X X X X X X

X X X X X X X X

X X X X X X X X

WEIGHT DETERMINATION

Average Light Draft	X X X
Average Loaded Draft	X X X
Weight of Coal Loaded	X X X Tons

7050697*CD*

THIS DOCUMENT CANNOT BE REPRODUCED EXCEPT IN FULL, WITHOUT WRITTEN APPROVAL OF THE LABORATORY.

Submitted By H.B.M.

THIS DOCUMENT PROVIDED ON CONTROLLED STOCK PAPER. NOT VALID IF ALTERED

MINERAL LABS, INC.

Box 549
Salyersville, Kentucky 41465
Phone (606) 349-6145

CERTIFICATE OF ANALYSIS

Company

ALCHEMY ENG. ASSOCIATES
546 OLD MIDDLE CREEK RD.
PRESTONSBURG, KY 41653

Lab No. 160507406 2723
Date Rec'd 5/22/2006
Date Analyzed 5/22/2006

SAMPLE IDENTIFICATION AS SUPPLIED BY SAMPLER
DROP OFF
PICK & SHOVEL
CH-1
CANNEL CITY COAL 12"
DEPTH 143' 8"
CORE SAMPLE

Sampled By CUSTOMER Sample Type:

(D3302-99)	% Moisture	% Ash D3174-97	% Volatile D3175-97	% Fixed Carbon (Calculated)	BTU D5865-99a	% Sulfur D4239-97 (Method C)
As Rec'd.	6.91	4.04	XXX	XXX	13,158	2.54
Dry Basis		4.34	XXX	XXX	14,135	2.72
M.A.F.B.T.U. (Calculated)					14,777	

Free Swelling Index No. D720-91 XXX

Grindability Index No. D409-97a XXX

FUSION TEMPERATURE OF ASH D1857-87 (1994)	Reducing		Oxidizing	
Initial	XXX	°F	XXX	°F
Softening	XXX	°F	XXX	°F
Hemispherical	XXX	°F	XXX	°F
Fluid	XXX	°F	XXX	°F

SCREEN ANALYSIS D 4749-87

X X X X X X X X

X X X X X X X X

X X X X X X X X

WEIGHT DETERMINATION

Average Light Draft	X X X	
Average Loaded Draft	X X X	
Weight of Coal Loaded	X X X	Tons

S050194 5

Submitted By R. Jovans

THIS DOCUMENT CANNOT BE REPRODUCED EXCEPT IN FULL WITHOUT WRITTEN APPROVAL OF THE LABORATORY.

THIS DOCUMENT PROVIDED ON CONTROLLED STOCK PAPER. NOT VALID IF ALTERED.

MINERAL LABS, INC.

Box 549
Salyersville, Kentucky 41465
Phone (606) 349-6145

CERTIFICATE OF ANALYSIS

Company

ALCHEMY ENG. ASSOCIATES
546 OLD MIDDLE CREEK RD.
PRESTONSBURG, KY 41653

Lab No. 160507405 2723

Date Rec'd. 5/22/2006

Date Analyzed 5/22/2006

SAMPLE IDENTIFICATION AS SUPPLIED BY SAMPLER

Sampled By CUSTOMER Sample Type:

DROP OFF
PICK & SHOVEL
CH-1
GRASSY MIDDLE SPLIT 3"
DEPTH 189' 9"
CORE SAMPLE

(D3302-99)	% Moisture	% Ash D3174-97	% Volatile D3175-97	% Fixed Carbon (Calculated)	BTU D5865-99a	% Sulfur D4239-97 (Method C)
As Rec'd.	6.09	20.16	XXX	XXX	10,749	1.67
Dry Basis		21.46	XXX	XXX	11,446	1.78
M.A.F.B.T.U. (Calculated)					14,573	

Free Swelling Index No. D720-91 XXX

Grindability Index No. D409-97a XXX

FUSION TEMPERATURE OF ASH D1857-87 (1994)	Reducing		Oxidizing	
Initial	XXX	°F	XXX	°F
Softening	XXX	°F	XXX	°F
Hemispherical	XXX	°F	XXX	°F
Fluid	XXX	°F	XXX	°F

SCREEN ANALYSIS D 4749-87

X X X X X X X X

X X X X X X X X

X X X X X X X X

WEIGHT DETERMINATION

Average Light Draft	X X X
Average Loaded Draft	X X X
Weight of Coal Loaded	X X X Tons

5050185 5

Submitted By

THIS DOCUMENT CANNOT BE REPRODUCED EXCEPT IN FULL WITHOUT WRITTEN APPROVAL OF THE LABORATORY

THIS DOCUMENT PROVIDED ON CONTROLLED STOCK PAPER. NOT VALID IF ALTERED

MINERAL LABS, INC.

Box 549

Salyersville, Kentucky 41465

Phone (606) 349-6145

CERTIFICATE OF ANALYSIS

Company

ALCHEMY ENG. ASSOCIATES
546 OLD MIDDLE CREEK RD.
PRESTONSBURG, KY 41653

Lab No. 160507401 2723

Date Rec'd. 5/22/2006

Date Analyzed 5/22/2006

SAMPLE IDENTIFICATION AS SUPPLIED BY SAMPLER

Sampled By CUSTOMER Sample Type

DROP OFF
PICK & SHOVEL #1 CH-1
GRASSY BOTTOM SPLIT 12"
DEPTH 191'5"
SAMPLE WT = 458.2 GRAMS
CORE SAMPLE

(D3302-89)	% Moisture	% Ash D3174-97	% Volatile D3175-97	% Fixed Carbon (Calculated)	BTU D5865-98a	% Sulfur D4239-97 (Method C)
As Rec'd.	6.23	6.42	XXX	XXX	12,920	2.00
Dry Basis		6.84	XXX	XXX	13,778	2.14
M.A.F.B.T.U. (Calculated)					14,790	

Free Swelling Index No. D720-91: XXX

Grindability Index No. D409-97a: XXX

FUSION TEMPERATURE OF ASH D1857-87 (1994)	Reducing		Oxidizing	
Initial	XXX	F	XXX	F
Softening	XXX	F	XXX	F
Hemispherical	XXX	F	XXX	F
Fluid	XXX	F	XXX	F

SCREEN ANALYSIS D 4749-87

X X X X X X X X

X X X X X X X X

X X X X X X X X

WEIGHT DETERMINATION

Average Light Draft	X X X	
Average Loaded Draft	X X X	
Weight of Coal Loaded	X X X	Tons

3050480 3

Submitted By R. Jones

DRILLING LOGS

Alchemy Engineering Associates, Inc.
Mining & Civil Engineering Consultants
546 West Old Middle Creek Rd.
Prestonsburg, Kentucky 41653
Office (606) 886-8889
Fax (606) 886-8847
E-mail: alchemy@engineer.com or alchemy@alchemyengineering.net

Client: Steve Graves
Permit No.:
Inspector:
Driller: Quincy Caines/Larry Church
Hole No.: 2
Location: Wolfe County

Date Started: 05/25/2006
Date Completed: 05/26/2006
Sheet 1 Of 2
Size of Rock Core ___ No. Boxes ___
Water X Water Line (Feet) 500
Air ___ Surface Elevation ___

Location Description: Wolfe County
Roger Stacy Property

Top of Strata Depth of Hole	Rock Quality RQD	FERM I.D. No.	Drillers Classification Texture and Composition (Include Structure of Rock)	Sample No.	List Name Of Coal Seam	Length in Ft. of Core Run	Length in Ft. of Core Rec.
0'-19'			Casing	1		19'	0'
19'-25'			Gray Sandstone	2		25'	6'
25'-27'			Gray Shale	3		27'	2'
27'-28'			R Coal	4		28'	1'
28'-32'			Sandy Shale	5		32'	4'
32'-39'9"			Sandy Shale	6		39' 9"	7' 9"
39'9"-40'			Coal	7		40'	3"
40'-48'			Sandy Shale	8		48'	8'
48'-63'			Sandy Shale	9		63'	15'
63'-69'			Sandy Shale	10		69'	6'
69'-71'4"			FC Coal	11		71' 4"	2' 4"
71'4"-79'			Sandstone & Shale	12		79'	7' 8"
79'-86'			Gray Sandstone	13		86'	7'
86'-88'			Sandy Shale	14		88'	2'
88'-94'			Gray Sandstone	15		94'	6'
94'-102'6"			Gray Sandstone	16		102' 6"	8' 6"
102'6"-109'			Black Shale	17		109'	6' 6"

Alchemy Engineering Associates, Inc.
Mining & Civil Engineering Consultants
546 West Old Middle Creek Rd.
Prestonsburg, Kentucky 41653
Office (606) 886-8889
Fax (606) 886-8847
E-mail: alchemy@engineer.com or alchemy@alchemyengineering.net

Client: Steve Graves
Permit No.:
Inspector:
Driller: Quincy Caines/Larry Church
Hole No.: 2
Location: Wolfe County

Date Started: 05/25/2006
Date Completed: 05/26/2006
Sheet 2 Of 2
Size of Rock Core ____ No. Boxes ____
Water X Water Line (Feet) 500
Air ____ Surface Elevation ____

Location Description: Wolfe County
Roger Stacy Property

	Top of Strata Depth of Hole	Rock Quality RQD	FERM I.D. No.	Drillers Classification Texture and Composition (Include Structure of Rock)	Sample No.	List Name Of Coal Seam	Length in Ft. of Core Run	Length in Ft. of Core Rec.
13	109'-117'	117'	114	Black Shale [illegible]	18		117'	8'
14	117'-118'7"	118' 7"	[illegible]	WB Coal [illegible]	19		118' 7"	1' 7"
15	118'7"-124'	124'	[illegible]	[illegible] Sandy Gray Shale [illegible]	20		124'	5' 3"

Alchemy Engineering Associates, Inc.
Mining & Civil Engineering Consultants
546 West Old Middle Creek Rd.
Prestonsburg, Kentucky 41653
Office (606) 886-8889
Fax (606) 886-8847
E-mail: alchemy@engineer.com or alchemy@alchemyengineering.net

Client: Steve Graves
Permit No.:
Inspector:
Driller: Quincy Caines/Larry Church
Hole No.: 1
Location: Wolfe County

Date Started: 05/16/2006
Date Completed: 05/20/2006
Sheet 1 Of 3
Size of Rock Core No. Boxes
Water X Water Line (Feet) 1500
Air Surface Elevation 1236

Location Description: Wolfe County
Roger Stacy Property

Top of Strata Depth of Hole	Rock Quality RQD	FERM I.D. No.	Drillers Classification Texture and Composition (Include Structure of Rock)	Sample No.	List Name Of Coal Seam	Length in Ft. of Core Run	Length in Ft. of Core Rec.	
0'-19'			Casing	1		19'	0'	
19'-27'		360	Sandy Shale	2		27'	8'	
27'-31'		114	Black Shale	3		31'	4'	
31'-32'			~~Gray Shale~~	4		32'	1'	
32'-35'			Gray Sandstone	5		35'	3'	
35'-37'			Sandy Shale	6		37'	2'	
37'-53'			Sandy Shale	7		53'	16'	
53'-58'			Sandy Shale	8		58'	5'	
58'-60'4"			Coal	9		60' 4"	2' 4"	FC.
60'4"-67'			Sandstone & Shale	10		67'	6' 8"	
67'-82'			Gray Sandstone	11		82'	15'	
82'-93'			Gray Sandstone	12		93'	11'	
93'-97'		114	Black Shale	13		97'	4'	
97'-104'7"		114	Black Shale	14		104' 7"	7' 7"	
104'7"-106'2"			Coal	15		106' 2"	1' 7"	WB
106'2"-112'			Sandy Shale	16		112'	5' 10"	
112'-121'			Gray Shale	17		121'	9'

Alchemy Engineering Associates, Inc.
Mining & Civil Engineering Consultants
546 West Old Middle Creek Rd
Prestonsburg, Kentucky 41653
Office (606) 886-8889
Fax (606) 886-8847
E-mail: alchemy@engineer.com or alchemy@alchemyengineering.net

Client: Steve Graves
Permit No.:
Inspector:
Driller: Quincy Caines/Larry Church
Hole No.: 1
Location: Wolfe County

Date Started: 05/16/2006
Date Completed: 05/20/2006
Sheet 2 Of 3
Size of Rock Core No. Boxes
Water X Water Line (Feet) 1500
Air Surface Elevation

Location Description: Wolfe County
Roger Stacy Property

Top of Strata / Depth of Hole	Rock Quality / RQD	FERM I.D. No.	Drillers Classification Texture and Composition (Include Structure of Rock)	Sample No.	List Name Of Coal Seam	Length in Ft. of Core Run	Length in Ft. of Core Rec.
121'-127'	127		~~Sandstone & Shale~~	18		127'	6'
127'-130'	130		Sandy Shale	19		130'	3'
130'-142'			Black Shale	20		142'	12'
142'-143'8"	143.66		Black Shale	21		143' 8"	1' 8"
143'8"-144'10"	144.83		Coal	22		144' 10"	1' 2"
144'10"-147'			Gray Shale	23		147'	2' 2"
147'-157'	157		Gray Shale	24		157'	10'
157'-164'	164		Sandstone & Shale	25		164'	7'
164'-172'			Sandy Shale	26		172'	8'
172'-188'	188		Sandy Shale	27		188'	16'
188'-189'4'			Black Shale	28		189' 4"	1' 4"
189'4"-189'9"	189.75		Black Shale	29		189' 9"	5"
189'9"-190'	[illegible]		Coal	30		190'	3"
190'-190'5'	190.41		Black Shale	31		190' 5"	5"
190'5"-191'	[illegible]		Coal	32		191'	7"
191'-191'6'	191.5		Black Shale	33		191' 6"	6"
191'6"-192'6"	192.5		Coal	34		192' 6"	1'

Alchemy Engineering Associates, Inc.
Mining & Civil Engineering Consultants
546 West Old Middle Creek Rd.
Prestonsburg, Kentucky 41653
Office (606) 886-8889
Fax (606) 886-8847
E-mail: alchemy@engineer.com or alchemy@alchemyengineering.net

Client: Steve Graves
Permit No.:
Inspector:
Driller: Quincy Caines/Larry Church
Hole No.: 1
Location: Wolfe County

Date Started: 05/16/2006
Date Completed: 05/20/2006
Sheet 3 Of 3
Size of Rock Core ___ No. Boxes ___
Water X Water Line (Feet) 1500
Air ___ Surface Elevation ___

Location Description: Wolfe County
Roger Stacy Property

Top of Strata / Depth of Hole	Rock Quality / RQD	FERM I.D. No.	Drillers Classification Texture and Composition (Include Structure of Rock)	Sample No.	List Name Of Coal Seam	Length in Ft. of Core Run	Length in Ft. of Core Rec.
192'6"-202'			Sandy Shale	35		202'	9' 6"
202'-206'			Sandy Shale	36		206'	4'
206'-218'			Gray Shale	37		218'	12'
218'-222'6"			Black Shale	38		222' 6"	4' 6"
222'6"-230'			Sandy Shale	39		230'	7' 6"
230'-233'			Gray Sandstone	40		233'	3'
233'-249'			Gray Sandstone	41		249'	16'
249'-264'			Gray Sandstone	42		264'	15'
264'-280'			Gray Sandstone	43		280'	16'
280'-288'			Gray Sandstone	44		288'	8'
288'-295'			Sandy Shale	45		295'	7'

Appendix 3—Cash Flow Budget
Campton Project Development Budget for year 2008-2009
U.S. dollars

MINING PERMIT*	$250,000
PERMIT INCREMENT BOND**	181,000
SILT POND CONSTRUCTION*	25,000
ACCESS ROAD CONSTRUCTION*	55,000
OFFICE AND SURFACE FACILITIES*	125,000
PRE-STRIPPING PROGRAM*	125,000
CONTOUR STRIP PROGRAM	350,000
EQUIPMENT LEASE*	250,000
DRILLING OVERBURDEN***	350,000
BLASTING OVERBURDEN***	385,000
LOADING OF COAL	100,000
TRUCKING OF COAL TO POINT OF SALE	1,170,000
SUBTOTAL A	**$3,366,000**
RECLAMATION	250,000
OVERHEAD AND ADMINISTRATION	319,600
TAXES @ $4.50/TON	405,000
ROYALTIES @ APPROX. $2.80/TON	252,000
SUBTOTAL B	**$1,226,600**
TOTAL (A + B) YEAR 1 COSTS	**$4,592,600**
Total Cost/Ton of Coal (90,000 tons, YEAR 1)	$51.02
Sales from 90,000 tons @ $60.00/ton	$5,400,000
NET PROFIT FROM 90,000 TONS @ $60.00/TON AVG.--	**$807,400**

YEAR 2—2010-2011

PERMIT INCREMENT BONDING**	350,000
SILT POND CONSTRUCTION	25,000
CONTOUR STRIP PROGRAM	144,000
EQUIPMENT LEASE	250,000
DRILLING OVERBURDEN	450,000
BLASTING OVERBURDEN	500,000
LOADING OF COAL	150,000
TRUCKING OF COAL TO POINT OF SALE	1,560,000
SUBTOTAL A	**$3,429,000**

x  *Denotes up-front capital outlay,
x  **Denotes bonding outlay, included in up-front capital outlay, will be recaptured upon final reclamation & release from Regulatory Authority
    ***Based on 10:1 stripping ratio, current overburden shooting costs;

Assumptions for Year 3 same as Year 2; no projections made beyond Year 3 due to market uncertainties.

APPENDIX 4: GLOSSARY OFABBREVIATIONS

Abbreviation	•	Definition:
ACOE		U.S. Army Corps of Engineers
Adverse Tract		Refers to an area of uncontrolled mineral or surface property which lies within or adjacent to the property controlled by the mining company or mineral land company under consideration,
AML		Division of Abandoned Mine Lands
Assigned		Coal that has been committed by the coal company ti operating mine shafts, mining equipment, and plant facilities, and all coal that has been leased by the company to others.
ASTM		American Society for Testing and Materials
Average		Refers to the mean as opposed to the mode or median
AVS		Applicant Violator System
Bancroft		Bancroft seam
BCY		Bank cubic yards
BREC		Big Rivers Electric Corporation
C.P.G.		Certified Professional Geologist
CIM		Canadian Institute of Mining, Metallurgy, and Petroleum
CIMDS		Canadian Institute of Mining's Definition Standards on Mineral and Mineral Reserves, adopted December 1 I, 2005
Commonwealth		Commonwealth Coal Services, Inc.
COVOL		COVOL Fuels No. 2, LLC; a subsidiary of Headwaters Energy Services Corporation
CSXT		CSX Transportation
Demonstrated Reserves		Demonstrated reserves are the sum of proven and probable reserves,
DEP		Department of Environmental Protection
DMRE		Division of Mine Reclamation and Enforcement
DNR		Department for Natural Resources
Elog		Geophysical Logs
EPPC		Environmental and Public Protection Cabinet
FY		Fiscal Year
GPS		Global positioning system
HWM		Highwall miner
Indicated Resources		Indicated resources are those lying between [1] A-mile and Y4-mile radius from such an observation point and reported herein as in-situ mineral resources.
Inferred Resources		Inferred resources lie more than a 'A-mile radius from a valid point of measurement but less than 3 miles from one and reported herein as in-situ mineral resources.
1RR		Internal Rate of Return
KAR		Kentucky Administrative Regulations

Abbreviation	Definition
KDMM	Kentucky Department of Mines and Minerals
KGS	Kentucky Geological Survey
KRS	Kentucky Revised Statues
KYPDES	Kentucky Pollutant Discharge Elimination System
LOM	Life of Mine
Measured Resources	Measured resources are those lying within '/-mile radius of a valid point of measurement and reported herein as in-situ mineral resources.
Mean	Arithimetic average
Mineral Reserve

" the economically mineable part of a Measured or Indicated mineral resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined."

Mineral Resource

" a concentration of natural, solid, inorganic or fossilized organic material in or on the Earth's crust in such form and quantity and of such a grade or quality that has reasonable prospects for economic extraction. The location, quantity, grade. geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge."

MRP	Mine Reclamation Plan
MSHA	Mine Safety and Health Administration
MSL	Mean sea elevation
NI43-101	National Instrument 43-101
NPDES	National Pollutant Discharge Elimination System
NPV	Net Present Value
P.E.	Professional Engineer
Permit Pending

The application submitted to the State and the permit number is assigned for new permits. If area is amended, use existing issued permit number with suffix of amendment number (i.e., 889-0135 Amend No. 2).

Preliminary Feasibility Study

A comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established and an effective

Abbreviation	Definition

method of mineral processing has been determined, and includes a financial analysis based on reasonable assumptions of technical, engineering, legal, operating, economic, social, and environmental factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve.

QP	Qualified Person
Reserve

As strictly defined by the CIMDS, are those coal deposits that exhibit:
(1) geologic assurance of existence and continuity, and
(2) economic feasibility of recovery, as demonstrated by at least a Preliminary
Feasibility Study

ROM	Run-of-mine
SEC	United States Securities and Exchange Commission
SMCRA	U.S. Surface Mining Control and Reclamation Act, passed on August 3, 1977
the Plan	HWP LLC Business Plan as of July 31,2007
the Properties	Phoenix-controlled coal deposits in the state of Kentucky, U.S.A.
Technical Report	Technical Report
Unassigned	Represents coal that has not been committed and which would require new mine shafts. mining equipment, or plant facilities before operations could begin on the property.
U.S.	United States of America
USGS	United States Geological Survey